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RECEIVED
2006 JAN 11 P 3:11
OFFICE OF INTERNATIONAL CORPORATE FINANCE

06010188

ROGER J. BENRUBI
JEAN-MARCEL CHEYRON
SENIOR COUNSEL

JEAN-MICHEL TRON
MEMBRE DU CONSEIL DE L'ORDRE
JEAN-PIERRE VIGNAUD
GILLES ENTRAYGUES
ROBERT BORDEAUX-GROULT
FRANÇOIS JONEMANN
RUSSELL H. POLLACK
ARNAUD DE BROSSES
JEAN-MARIE AMBROSI
ANDREW A. BERNSTEIN
PIERRE-YVES CHABERT
PASCAL COUDIN
JEAN-YVES GARAUD
JOHN D. BRINITZER
FRANÇOIS BRUNET
FABRICE BAUMGARTNER
MARIE-LAURENCE TIBI
VALÉRIE LEMAITRE

CATHERINE PEULVÉ
SOPHIE DE BEER
CLAUDIA ANNACKER
SERGIO SORINAS-JIMENO
COUNSEL

January 5, 2006

United States Securities and Exchange Commission
Office of International Corporate Finance
100 F Street, NE
Washington, DC 20549

File No. 82-34771

Attention: Filing Desk

SUPPL

Re: Disclosure Materials Provided on Behalf of Crédit Agricole S.A. Pursuant to Rule 12g3-2(b)

Ladies and Gentlemen:

Please find attached disclosure materials for **File No. 82-34771**. These documents are being provided to you on behalf of Crédit Agricole S.A. pursuant to its obligations under Rule 12g3-2(b)(1)(iii).

Please do not hesitate to contact the undersigned should you have any questions regarding the enclosed materials.

Very truly yours,

Andrew Bernstein

PROCESSED
JAN 13 2006
THOMSON FINANCIAL

Enclosures

cc: Jean-Michel Daunizeau, Monika Poizat, Crédit Agricole S.A.

Crédit Agricole S.A.
File No. 82-34771

INFORMATION MADE PUBLIC, FILED OR DISTRIBUTED BY CREDIT AGRICOLE SA THROUGH DECEMBER 31, 2005

1. FINANCIAL ANNOUNCEMENTS IN THE BULLETIN OF LEGAL ANNOUNCEMENTS (the "BALO")

   1.1 Publication relating to the issuance of €274,100,000 in subordinated debt, published on December 7, 2005.

   1.2 Publication relating to the issuance of €76,950,000 in subordinated debt, published on December 7, 2005.

2. MATERIALS PUBLISHED IN CONNECTION WITH A PUBLIC OFFERING OF SECURITIES

   2.1 Materials relating to the EUR 25,000,000,000 Euro Medium Term Note Programme.

      A. Final Terms relating to the issuance of EUR 300,000,000 Floating Rate Notes due December 2007, dated December 5, 2005.

      B. Final Terms relating to the issuance of EUR 150,000,000 Floating Rate Notes due June 2007, dated December 8, 2005.

      C. Final Terms relating to the issuance of EUR 75,000,000 Floating Rate Notes due June 2007, dated December 8, 2005.

      D. Final Terms relating to the issuance of USD 700,000,000 Callable Subordinated Step-Up Floating Rate Notes due 2016, dated December 7, 2005.

3. OTHER PUBLIC DISCLOSURE

   3.1 Press releases through December 31, 2005.

   3.2 Presentation entitled "Crédit Agricole S.A. 2006-2008 strategic development plan", dated December 15, 2005.

   3.3 Declaration by Crédit Agricole listing transactions in its own shares.

      A. Declaration regarding transactions between November 8, 2005 and December 2, 2005, registered with the AMF on December 6, 2005.

B. Declaration regarding transactions between December 6, 2005 and December 7, 2005, registered with the AMF on December 14, 2005.

C. Declaration regarding transactions between December 12, 2005 and December 16, 2005, registered with the AMF on December 20, 2005.

D. Declaration regarding transactions between December 20, 2005 and December 22, 2005, registered with the AMF on December 28, 2005.

Crédit Agricole S.A.
File No. 82-34771

Exhibit 1.1

Publications relating to the issuance of €274,100,000 in subordinated debt

Published in the BALO on December 7, 2005

Please see attached English-language summary.

Crédit Agricole S.A.
File No. 82-34771

Exhibit 1.1

English summary from French

Crédit Agricole S.A. BALO Notice published December 7, 2005, page 30816

Further to the notice dated November 30, 2005, this notice announces the issuance by Crédit Agricole S.A. of €274 100 000 aggregate principal amount subordinated debt (approved by the *AMF* with visa number 05-514 on November 25, 2005).

Crédit Agricole S.A.
File No. 82-34771

Exhibit 1.2

Publications relating to the issuance of €76,950,000 in subordinated debt

Published in the BALO on December 7, 2005

Please see the attached English-language summary.

Crédit Agricole S.A.
File No. 82-34771

Exhibit 1.2

English summary from French

Crédit Agricole S.A. BALO Notice published December 7, 2005, pages 30816

Further to the notice dated November 30 2005, this notice announces the issuance by Crédit Agricole S.A. of €76 950 000 aggregate principal amount subordinated debt (approved by the *AMF* with visa number 05-813 on November 25, 2005).

Crédit Agricole S.A.
File No. 82-34771

Exhibit 2.1A

Final Terms relating to the issuance of EUR 300,000,000 Floating Rate Notes due December 2007

December 5, 2005

Please see attached.

Final Terms dated 5 December, 2005

Crédit Agricole S.A.

acting through its London branch

Euro 25,000,000,000

Euro Medium Term Note Programme

SERIES NO: 116
TRANCHE NO: 1

EUR 300,000,000 Floating Rate Notes due December, 2007 (the "Notes")

Issued by: Crédit Agricole S.A. acting through its London branch (the "Issuer")

Merrill Lynch International

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Base Prospectus dated 30 September, 2005 and the supplement to the Base Prospectus dated 23 November, 2005 which together constitute a base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC) (the "**Prospectus Directive**"). This document constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with such Base Prospectus as so supplemented. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms and the Base Prospectus. The Base Prospectus and the supplement to the Base Prospectus are available for viewing at the office of the Fiscal Agent or each of the Paying Agents and on the website of the Issuer (www.credit-agricole-sa.fr) and copies may be obtained from Crédit Agricole S.A., 91-93, boulevard Pasteur, 75015 Paris, France.

1	Issuer:		Crédit Agricole S.A., acting through its London branch
2	(i)	Series Number:	116
	(ii)	Tranche Number:	1
3	Specified Currency or Currencies:		euro ("**EUR**")
4	Aggregate Nominal Amount of Notes admitted to trading:		EUR 300,000,000
	(i)	Series:	EUR 300,000,000
	(ii)	Tranche:	EUR 300,000,000
5	Issue Price:		100.00 per cent of the Aggregate Nominal Amount
6	Specified Denomination(s):		EUR 50,000
7	(i)	Issue Date:	7 December, 2005
	(ii)	Interest Commencement Date	Issue Date
8	Maturity Date:		Interest Payment Date falling in or nearest to December, 2007
9	Interest Basis:		Floating Rate (further particulars specified below in item 16)
10	Redemption/Payment Basis:		Redemption at par
11	Change of Interest or Redemption/Payment Basis:		Not Applicable
12	Put/Call Options:		Not Applicable
13	(i)	Status of the Notes:	Unsubordinated Notes. The Notes constitute *obligations* under French law.

	(ii) Dates of the corporate authorisations for issuance of the Notes:	Resolution of the Board of Directors of the Issuer dated 1 June 2005
14	Method of distribution:	Non-syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

15	Fixed Rate Note Provisions	Not Applicable
16	Floating Rate Note Provisions	Applicable
	(i) Interest Period(s):	The period beginning on (and including) the Interest Commencement Date and ending on (but excluding) the first Specified Interest Payment Date and each successive period beginning on (and including) a Specified Interest Payment Date and ending on (but excluding) the next succeeding Specified Interest Payment Date.
	(ii) Specified Interest Payment Dates:	7th March, 7th June, 7th September and 7th December in each year from and including 7 March, 2006 up to and including 7 December, 2007; each subject to adjustment in accordance with the Business Day Convention specified in item 16(iii).
	(iii) Business Day Convention:	Modified Following Business Day Convention
	(iv) Business Centre(s):	TARGET
	(v) Manner in which the Rate(s) of Interest is/are to be determined:	Screen Rate Determination
	(vi) Party responsible for calculating the Rate(s) of Interest and Interest Amount(s) (if not the Calculation Agent):	Not Applicable
	(vii) Screen Rate Determination:	Applicable
	(Condition 5(b)(iii)(B))	
	— Relevant Time:	11.00 a.m. Brussels time
	— Interest Determination Date:	Second TARGET Business Day prior to the first day in each Interest Accrual Period

	—	Primary Source for Floating Rate:	Moneyline Telerate 248 page
	—	Reference Banks (if Primary Source is "Reference Banks"):	Not Applicable
	—	Relevant Financial Centre:	Euro-zone
	—	Benchmark:	3 month EURIBOR **"3month EURIBOR"** means the rate for deposits in EUR for a period of three months as quoted on the Moneyline Telerate 248 page as of 11.00 a.m., Brussels time on the Interest Determination Date.
	—	Representative Amount:	Not Applicable
	—	Effective Date:	Not Applicable
	—	Specified Duration:	Not Applicable
(viii)	ISDA Determination:		Not Applicable
	—	Floating Rate Option:	Not Applicable
	—	Designated Maturity:	Not Applicable
	—	Reset Date:	Not Applicable
(ix)	Margin(s):		- 0.02 per cent. per annum
(x)	Minimum Rate of Interest:		Not Applicable
(xi)	Maximum Rate of Interest:		Not Applicable
(xii)	Day Count Fraction:(Condition 5(h))		Actual/360
(xiii)	Fall back provisions, rounding provisions, denominator and any other terms relating to the method of calculating interest on Floating Rate Notes, if different from those set out in the Conditions:		If the Benchmark does not appear on the Primary Source, the rate for that Interest Accrual Period will be determined as if the parties had specified "EUR-LIBOR-Reference-Banks" (as defined in the International Swaps and Derivatives (ISDA) 2000 Definitions) as the applicable Reference Rate. In the event that no such quotations are provided for as above, the Benchmark shall be determined by the Calculation Agent in it sole and absolute discretion taking into consideration all available information that in good faith it deems

		relevant.
17	**Zero Coupon Note Provisions**	Not Applicable
18	**Index-Linked Interest Note/other variable-linked interest Note Provisions**	Not Applicable
19	**Dual Currency Note Provisions**	Not Applicable

PROVISIONS RELATING TO REDEMPTION

20	**Redemption at the Option of the Issuer**	Not Applicable
21	**Redemption at the Option of Noteholders**	Not Applicable
22	**Final Redemption Amount of each Note**	EUR 50,000 per Note of EUR 50,000 Specified Denomination
23	**Early Redemption Amount**	
	(i) Early Redemption Amount(s) of each Note payable on redemption for taxation reasons (Condition 6(c)) or on event of default (Condition 10) or other early redemption and/or the method of calculating the same (if required or if different from that set out in the Conditions):	As per the Condition
	(ii) Redemption for taxation reasons permitted on days others than Interest Payment Dates (Condition 6(b))	No
	(iii) Unmatured Coupons to become void upon early redemption	Yes

GENERAL PROVISIONS APPLICABLE TO THE NOTES

24	Form of Notes:	**Bearer Notes:** Temporary Global Note exchangeable for a Permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances specified in the Permanent Global Note

25	Financial Centre(s) or other special provisions relating to Payment Dates:	None The first sentence of Condition 7(h) shall be deemed deleted and replaced with the following: "If any date for payment in respect of any Note or Coupon is not a business day, the holder shall not be entitled to payment until the next following business day unless it would thereby fall into the next calendar month, in which event such date shall be brought forward to the immediately preceding business day, nor to any interest or other sum in respect of such early or delayed payment".
26	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	Not Applicable
27	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay:	Not Applicable
28	Details relating to Instalment Notes: amount of each instalment, date on which each payment is to be made:	Not Applicable
29	Redenomination, renominalisation and reconventioning provisions:	Not Applicable
30	Consolidation provisions:	Condition 13 applies
31	Other final terms:	Not Applicable

DISTRIBUTION

32	(i)	If syndicated, names of Managers:	Not Applicable
	(ii)	Stabilising Manager(s) (if any):	Not Applicable
33		If non-syndicated, name and address of Dealer:	Merrill Lynch International Merrill Lynch Financial Centre 2 King Edward Street London EC1A 1HQ

34	Additional selling restrictions:	Not Applicable

GENERAL

35	The aggregate principal amount of Notes issued has been translated into Euro at the rate of [•] producing a sum of:	Not Applicable

LISTING AND ADMISSION TO TRADING APPLICATION

These Final Terms comprise the final terms required to list and have admitted to trading the issue of Notes described herein pursuant to the Euro 25,000,000,000 Euro Medium Term Note Programme of the Issuer.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in these Final Terms.

Signed on behalf of the Issuer

Duly represented by: Omar Ismael Aguirre

PART B – Other Information

1 **RISK FACTORS**

Not Applicable

2 **LISTING**

(i)	Listing:	Luxembourg
(ii)	Admission to trading:	Application has been made for the Notes to be admitted to trading on 7 December, 2005 with effect from such date.
(iii)	Estimate of total expenses related to admission to trading:	Not Applicable
(iv)	Regulated markets or equivalent markets on which, to the knowledge of the issuer, securities of the same class of the securities to be offered or admitted to trading are already admitted to trading:	Not Applicable

3 **RATINGS**

Ratings: Not Applicable

4 **NOTIFICATION**

Not Applicable

5 **INTERESTS OF NATURAL AND LEGAL PERSONS INVOLVED IN THE ISSUE/OFFER**

So far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer.

6 **REASONS FOR THE OFFER, ESTIMATED NET PROCEEDS AND TOTAL EXPENSES**

(i)	Reasons for the offer	See "Use of Proceeds" section of the Base Prospectus
(ii)	Estimated net proceeds:	EUR 300,000,000
(iii)	Estimated total expenses:	Not Applicable

7 **Fixed Rate Notes only – YIELD**

Indication of yield: Not Applicable

8 Index-Linked or other variable-linked Notes only – PERFORMANCE OF INDEX/FORMULA/other variable, EXPLANATION OF EFFECT ON VALUE OF INVESTMENT AND ASSOCIATED RISKS and other information concerning the underlying

Not Applicable

9 Dual Currency Notes only – PERFORMANCE OF RATES OF EXCHANGE

Not Applicable

10 Derivatives only – Other Information concerning the Securities to be offered/admitted to trading

Not Applicable

11 Terms and Conditions of the Offer

Not Applicable

12 Placing and Underwriting

Name and address of the co-ordinator(s) of the global offer and of single parts of the offer:	Not Applicable
Name and address of any paying agents and depository agents in each country (in addition to the Principal Paying Agent):	Not Applicable
Names and addresses of entities agreeing to underwrite the issue on a firm commitment basis, and entities agreeing to place the issue without a firm commitment or under "best efforts" arrangements:[1]	Not Applicable
When the underwriting agreement has been or will be reached:	Not Applicable

13 OPERATIONAL INFORMATION

ISIN Code:	XS0236947510
Common Code:	23694751
Depositaries:	
(i) Euroclear France to act as Central Depositary	No
(ii) Common Depositary for Euroclear and Clearstream Luxembourg	Yes
Any clearing system(s) other than Euroclear and Clearstream,	Not Applicable

Luxembourg and the relevant identification number(s):	
Delivery:	Delivery against payment
Names and addresses of additional Paying Agent(s) (if any):	Not Applicable

Crédit Agricole S.A.
File No. 82-34771

Exhibit 2.1B

Final Terms relating to the issuance of EUR 150,000,000 Floating Rate Notes due June 2007

December 8, 2005

Please see attached.

Final Terms dated 8 December 2005

Crédit Agricole S.A.
acting through its London branch
Euro 25,000,000,000
Euro Medium Term Note Programme

SERIES NO: 117
TRANCHE NO: 1
EUR 150,000,000 Floating Rate Notes due June 2007

Issued by: Crédit Agricole S.A. acting through its London branch (the "Issuer")

The Royal Bank of Scotland

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Base Prospectus dated 30 September 2005 and the supplement to the Base Prospectus dated 23 November 2005 which together constitute a base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC) (the "Prospectus Directive"). This document constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with such Base Prospectus as so supplemented. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms and the Base Prospectus. The Base Prospectus and the supplement to the Base Prospectus are available for viewing at the office of the Fiscal Agent or each of the Paying Agents and on the website of the Issuer (www.credit-agricole-sa.fr) and copies may be obtained from Crédit Agricole S.A., 91-93, boulevard Pasteur, 75015 Paris, France.

1	Issuer:		Crédit Agricole S.A., acting through its London Branch
2	(i)	Series Number:	117
	(ii)	Tranche Number:	1
3	Specified Currency or Currencies:		Euro ("EUR")
4	Aggregate Nominal Amount of Notes admitted to trading:		
	(i)	Series:	EUR 150,000,000
	(ii)	Tranche:	EUR 150,000,000
5	Issue Price:		100.059 per cent of the Aggregate Nominal Amount
6	Specified Denomination(s):		EUR 50,000
7	(i)	Issue Date:	12 December 2005
	(ii)	Interest Commencement Date	12 December 2005
8	Maturity Date:		Interest Payment Date falling in or nearest to June 2007.
9	Interest Basis:		Floating Rate(further particulars specified in item 16 below)
10	Redemption/Payment Basis:		Redemption at par
11	Change of Interest or Redemption/Payment Basis:		Not Applicable
12	Put/Call Options:		Not Applicable
13	(i)	Status of the Notes:	Unsubordinated Notes. The Notes constitute *obligations* under French law.
	(ii)	Dates of the corporate authorisations for issuance of the Notes:	Resolution of the Board of Directors of the Issuer dated 1 June 2005
14	Method of distribution:		Non-syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

15	**Fixed Rate Note Provisions**		Not Applicable
16	**Floating Rate Note Provisions**		Applicable
	(i)	Interest Period(s):	The period beginning on (and including) the Interest Commencement Date and ending on (but excluding) the first Specified Interest Payment Date and each successive period beginning on (and including) a Specified Interest Payment Date and ending on (but excluding) the next succeeding Specified Interest Payment Date.
	(ii)	Specified Interest Payment Dates:	12 March, 12 June, 12 September and 12 December in each year from and including 12 March 2006 to and including the Maturity Date each subject to adjustment in accordance with the Business Day Convention specified in 16(ii) below.
	(iii)	Business Day Convention:	Modified Following Business Day Convention
	(iv)	Business Centre(s):	London and TARGET
	(v)	Manner in which the Rate(s) of Interest is/are to be determined:	Screen Rate Determination
	(vi)	Party responsible for calculating the Rate(s) of Interest and Interest Amount(s) (if not the Calculation Agent):	Not Applicable
	(vii)	Screen Rate Determination:	
	(Condition 5(b)(iii)(B))		
	—	Relevant Time:	11.00am Brussels time
	—	Interest Determination Date:	Two TARGET Business Days prior to the first day in each Interest Accrual Period.
	—	Primary Source for Floating Rate:	Reuters EURIBOR01
	—	Reference Banks (if Primary Source is "**Reference Banks**"):	Not Applicable
	—	Relevant Financial Centre:	Euro-Zone
	—	Benchmark:	3 month EURIBOR
	—	Representative Amount:	Not Applicable

		— Effective Date:	Not Applicable
		— Specified Duration:	Not Applicable
	(viii)	ISDA Determination:	
		— Floating Rate Option:	Not Applicable
		— Designated Maturity:	Not Applicable
		— Reset Date:	Not Applicable
	(ix)	Margin(s):	Not Applicable
	(x)	Minimum Rate of Interest:	Not Applicable
	(xi)	Maximum Rate of Interest:	Not Applicable
	(xii)	Day Count Fraction:(Condition 5(h))	Actual/360, adjusted
	(xiii)	Fall back provisions, rounding provisions, denominator and any other terms relating to the method of calculating interest on Floating Rate Notes, if different from those set out in the Conditions:	Not Applicable
17	**Zero Coupon Note Provisions**		Not Applicable
18	**Index-Linked Interest Note/other variable-linked interest Note Provisions**		Not Applicable
19	**Dual Currency Note Provisions**		Not Applicable

PROVISIONS RELATING TO REDEMPTION

20	**Redemption at the Option of the Issuer**		Not Applicable
21	**Redemption at the Option of Noteholders**		Not Applicable
22	**Final Redemption Amount of each Note**		EUR 50,000 per Note of EUR 50,000 specified denomination
23	**Early Redemption Amount**		
	(i)	Early Redemption Amount(s) of each Note payable on redemption for taxation reasons (Condition 6(b)) or on event of default (Condition 10) or other early redemption and/or the method of calculating the same (if required or if different from that set out in the Conditions):	As per the Conditions

	(ii)	Redemption for taxation reasons permitted on days others than Interest Payment Dates (Condition 6(b))	Yes
	(iii)	Unmatured Coupons to become void upon early redemption	Not Applicable

GENERAL PROVISIONS APPLICABLE TO THE NOTES

24	Form of Notes:	**Bearer Notes:** Temporary Global Note exchangeable for a Permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances specified in the Permanent Global Note
25	Financial Centre(s) or other special provisions relating to Payment Dates:	London and TARGET
26	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No
27	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay:	Not Applicable
28	Details relating to Instalment Notes: amount of each instalment, date on which each payment is to be made:	Not Applicable
29	Redenomination, renominalisation and reconventioning provisions:	Not Applicable
30	Consolidation provisions:	Not Applicable
31	Other final terms:	Not Applicable

DISTRIBUTION

32	(i)	If syndicated, names of Managers:	Not Applicable
	(ii)	Stabilising Manager(s) (if any):	Not Applicable
33		If non-syndicated, name and address of Dealer:	The Royal Bank of Scotland plc 135 Bishopsgate, London EC2M 3UR
34		Additional selling restrictions:	Not Applicable

GENERAL

35	The aggregate principal amount of Notes issued has been translated into Euro at the rate of [•] producing a sum	Not Applicable

of:

LISTING AND ADMISSION TO TRADING APPLICATION

These Final Terms comprise the final terms required to list and have admitted to trading the issue of Notes described herein pursuant to the Euro 25,000,000,000 Euro Medium Term Note Programme of the Issuer.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in these Final Terms.

Signed on behalf of the Issuer

Duly represented by: Omar Ismael Aguirre

PART B – Other Information

1 RISK FACTORS

Not Applicable

2 LISTING

(i)	Listing:	Luxembourg
(iv)	Admission to trading:	Application has been made for the Notes to be admitted to trading on the Regulated Market of the Luxembourg Stock Exchange with effect from 12 December 2005.
(v)	Estimate of total expenses related to admission to trading:	EUR 1,380
(vi)	Regulated markets or equivalent markets on which, to the knowledge of the issuer, securities of the same class of the securities to be offered or admitted to trading are already admitted to trading:	Not Applicable

3 RATINGS

Ratings: Not Applicable

4 NOTIFICATION

Not Applicable

5 INTERESTS OF NATURAL AND LEGAL PERSONS INVOLVED IN THE ISSUE

So far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer.

6 REASONS FOR THE OFFER, ESTIMATED NET PROCEEDS AND TOTAL EXPENSES

(i)	Reasons for the offer	See "Use of Proceeds" section of the Base Prospectus
(ii)	Estimated net proceeds:	EUR 150,088,500
(iii)	Estimated total expenses:	EUR 1,380

7 OPERATIONAL INFORMATION

ISIN Code:	XS0237452247
Common Code:	023745224
Depositaries:	
(i) Euroclear France to act as	No

Central Depositary	
(ii) Common Depositary for Euroclear and Clearstream Luxembourg	Yes
Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant identification number(s):	WKN A0GKLJ
Delivery:	Delivery against payment
Names and addresses of additional Paying Agent(s) (if any):	Not Applicable

Crédit Agricole S.A.
File No. 82-34771

Exhibit 2.1C

Final Terms relating to the issuance of EUR 75,000,000 Floating Rate Notes due June 2007

December 8, 2005

Please see attached.

Final Terms dated 8 December 2005

Crédit Agricole S.A.
acting through its London branch
Euro 25,000,000,000
Euro Medium Term Note Programme

SERIES NO: 118
TRANCHE NO: 1
EUR 75,000,000 Floating Rate Notes due June 2007

Issued by: Crédit Agricole S.A. acting through its London branch (the "Issuer")

The Royal Bank of Scotland

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Base Prospectus dated 30 September 2005 and the supplement to the Base Prospectus dated 23 November 2005 which together constitute a base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC) (the "Prospectus Directive"). This document constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with such Base Prospectus as so supplemented. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms and the Base Prospectus. The Base Prospectus and the supplement to the Base Prospectus are available for viewing at the office of the Fiscal Agent or each of the Paying Agents and on the website of the Issuer (www.credit-agricole-sa.fr) and copies may be obtained from Crédit Agricole S.A., 91-93, boulevard Pasteur, 75015 Paris, France.

1	Issuer:		Crédit Agricole S.A., *acting through its* London Branch
2	(i)	Series Number:	118
	(ii)	Tranche Number:	1
3	Specified Currency or Currencies:		Euro ("EUR")
4	Aggregate Nominal Amount of Notes admitted to trading:		
	(i)	Series:	EUR 75,000,000
	(ii)	Tranche:	EUR 75,000,000
5	Issue Price:		100.00 per cent of the Aggregate Nominal Amount
6	Specified Denomination(s):		EUR 50,000
7	(i)	Issue Date:	12 December 2005
	(ii)	Interest Commencement Date	12 December 2005
8	Maturity Date:		Interest Payment Date falling in or nearest to June 2007.
9	Interest Basis:		Floating Rate (further particulars specified in item 16 below)
10	Redemption/Payment Basis:		Redemption at par
11	Change of Interest or Redemption/Payment Basis:		Not Applicable
12	Put/Call Options:		Not Applicable
13	(i)	Status of the Notes:	Unsubordinated Notes. The Notes constitute *obligations* under French law.
	(ii)	Dates of the corporate authorisations for issuance of the Notes:	Resolution of the Board of Directors Issuer dated 1 June 2005

14	Method of distribution:	Non-syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

15	**Fixed Rate Note Provisions**	Not Applicable
16	**Floating Rate Note Provisions**	Applicable
	(i) Interest Period(s):	The period beginning on (and including) the Interest Commencement Date and ending on (but excluding) the first Specified Interest Payment Date and each successive period beginning on (and including) a Specified Interest Payment Date and ending on (but excluding) the next succeeding Specified Interest Payment Date.
	(ii) Specified Interest Payment Dates:	12th day of each month from, and including, 12th January 2006 to, and including, the Maturity Date each subject to adjustment in accordance with the Business Day Convention specified in 16(ii) below.
	(iii) Business Day Convention:	Modified Following Business Day Convention
	(iv) Business Centre(s):	London
	(v) Manner in which the Rate(s) of Interest is/are to be determined:	Screen Rate Determination
	(vi) Party responsible for calculating the Rate(s) of Interest and Interest Amount(s) (if not the Calculation Agent):	Not Applicable
	(vii) Screen Rate Determination:	
	(Condition 5(b)(iii)(B))	
	— Relevant Time:	11.00am Brussels time
	— Interest Determination Date:	Two TARGET Business Days prior to the first day in each Interest Accrual Period.
	— Primary Source for Floating Rate:	Reuters EURIBOR01
	— Reference Banks (if Primary Source is "**Reference Banks**"):	Not Applicable
	— Relevant Financial Centre:	Euro-Zone
	— Benchmark:	1 month EURIBOR
	— Representative Amount:	Not Applicable

		— Effective Date:	Not Applicable
		— Specified Duration:	Not Applicable
	(viii)	ISDA Determination:	
		— Floating Rate Option:	Not Applicable
		— Designated Maturity:	Not Applicable
		— Reset Date:	Not Applicable
	(ix)	Margin(s):	Minus 0.03 per cent. per annum
	(x)	Minimum Rate of Interest:	Not Applicable
	(xi)	Maximum Rate of Interest:	Not Applicable
	(xii)	Day Count Fraction:(Condition 5(h))	Actual/360, adjusted
	(xiii)	Fall back provisions, rounding provisions, denominator and any other terms relating to the method of calculating interest on Floating Rate Notes, if different from those set out in the Conditions:	Not Applicable
17	**Zero Coupon Note Provisions**		Not Applicable
18	**Index-Linked Interest Note/other variable-linked interest Note Provisions**		Not Applicable
19	**Dual Currency Note Provisions**		Not Applicable

PROVISIONS RELATING TO REDEMPTION

20	**Redemption at the Option of the Issuer**		Not Applicable
21	**Redemption at the Option of Noteholders**		Not Applicable
22	**Final Redemption Amount of each Note**		EUR 50,000 per Note of EUR 50,000 specified denomination
23	**Early Redemption Amount**		
	(i)	Early Redemption Amount(s) of each Note payable on redemption for taxation reasons (Condition 6(b)) or on event of default (Condition 10) or other early redemption and/or the method of calculating the same (if required or if different from that set out in the Conditions):	As per the Conditions

	(ii)	Redemption for taxation reasons permitted on days others than Interest Payment Dates (Condition 6(b))	Yes
	(iii)	Unmatured Coupons to become void upon early redemption	Not Applicable

GENERAL PROVISIONS APPLICABLE TO THE NOTES

24	Form of Notes:	**Bearer Notes:** Temporary Global Note exchangeable for a Permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances specified in the Permanent Global Note
25	Financial Centre(s) or other special provisions relating to Payment Dates:	London
26	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No
27	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay:	Not Applicable
28	Details relating to Instalment Notes: amount of each instalment, date on which each payment is to be made:	Not Applicable
29	Redenomination, renominalisation and reconventioning provisions:	Not Applicable
30	Consolidation provisions:	Not Applicable
31	Other final terms:	Not Applicable

DISTRIBUTION

32	(i)	If syndicated, names of Managers:	Not Applicable
	(ii)	Stabilising Manager(s) (if any):	Not Applicable
33		If non-syndicated, name and address of Dealer:	The Royal Bank of Scotland plc 135 Bishopsgate, London EC2M 3UR
34		Additional selling restrictions:	Not Applicable

GENERAL

35	The aggregate principal amount of Notes issued has been translated into Euro at the rate of [•] producing a sum	Not Applicable

of:

LISTING AND ADMISSION TO TRADING APPLICATION

These Final Terms comprise the final terms required to list and have admitted to trading the issue of Notes described herein pursuant to the Euro 25,000,000,000 Euro Medium Term Note Programme of the Issuer.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in these Final Terms.

Signed on behalf of the Issuer

Duly represented by: Omar Ismael Aguirre

PART B – Other Information

1 RISK FACTORS

Not Applicable

2 LISTING

(i)	Listing:	Luxembourg
(iv)	Admission to trading:	Application has been made for the Notes to be admitted to trading on the Regulated Market of the Luxembourg Stock Exchange with effect from 12 December 2005.
(v)	Estimate of total expenses related to admission to trading:	EUR 1,230
(vi)	Regulated markets or equivalent markets on which, to the knowledge of the issuer, securities of the same class of the securities to be offered or admitted to trading are already admitted to trading:	Not Applicable

3 RATINGS

Ratings: Not Applicable

4 NOTIFICATION

Not Applicable

5 INTERESTS OF NATURAL AND LEGAL PERSONS INVOLVED IN THE ISSUE

So far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer.

6 REASONS FOR THE OFFER, ESTIMATED NET PROCEEDS AND TOTAL EXPENSES

(i)	Reasons for the offer	See "Use of Proceeds" section of the Base Prospectus
(ii)	Estimated net proceeds:	EUR 75,000,000
(iii)	Estimated total expenses:	EUR 1,230

7 OPERATIONAL INFORMATION

ISIN Code:	XS0237511869
Common Code:	023751186
Depositaries:	
(i) Euroclear France to act as	No

Central Depositary	
(ii) Common Depositary for Euroclear and Clearstream Luxembourg	Yes
Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant identification number(s):	Not Applicable
Delivery:	Delivery against payment
Names and addresses of additional Paying Agent(s) (if any):	Not Applicable

Crédit Agricole S.A.
File No. 82-34771

Exhibit 2.1D

Final Terms relating to the issuance of USD 700,000,000 Callable Subordinated Step-Up Floating Rate Notes due 2016

December 7, 2005

Please see attached.

Final Terms dated 7 December 2005

Crédit Agricole S.A.
acting through its London branch
Euro 25,000,000,000
Euro Medium Term Note Programme

SERIES NO: 119
TRANCHE NO: 1
Issue of US$ 700,000,000 Callable Subordinated Step-Up Floating Rate Notes due 2016
Issued by: Crédit Agricole S.A. acting through its London branch (the "Issuer")

CALYON CORPORATE AND INVESTMENT BANK
CAJA DE AHORROS Y PENSIONES DE BARCELONA "LA CAIXA"
CITIGROUP
FORTIS BANK
RZB-AUSTRIA RAIFFEISEN ZENTRALBANK ÖSTERREICH AG

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Base Prospectus dated 30 September 2005 and the supplement to the Base Prospectus dated 23 November 2005, which together constitute a base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC) (the "**Prospectus Directive**"). This document constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with such Base Prospectus as so supplemented. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms and the Base Prospectus. The Base Prospectus and the supplement to the Base Prospectus are available for viewing at the office of the Fiscal Agent or each of the Paying Agents and on the website of the Issuer (www.credit-agricole-sa.fr) and copies may be obtained from Crédit Agricole S.A., 91-93, boulevard Pasteur, 75015 Paris, France.

1	Issuer:		Crédit Agricole S.A. acting through its London branch
2	(i)	Series Number:	119
	(ii)	Tranche Number	1
3	Specified Currency or Currencies:		USD

4	Aggregate Nominal Amount of Notes admitted to trading:	
	(i) Series:	USD 700,000,000
	(ii) Tranche:	USD 700,000,000
5	Issue Price:	99.906 per cent of the Aggregate Nominal Amount
6	Specified Denomination(s):	USD 100,000
7	(i) Issue Date:	13 December 2005
	(ii) Interest Commencement Date	13 December 2005
8	Maturity Date:	Interest Payment Date falling on or nearest to 13 March 2016
9	Interest Basis:	USD LIBOR + Margin Floating Rate (further particulars specified in paragraph 16 below)
10	Redemption/Payment Basis:	Redemption at par
11	Change of Interest or Redemption/Payment Basis:	Not Applicable
12	Put/Call Options:	Issuer Call subject to the approval of the *Secrétariat Général* of the *Commission Bancaire* (further particulars specified in paragraph 20 below)
13	(i) Status of the Notes:	Dated Subordinated As provided by Condition 3(b), the Notes which constitute *obligations* under French law and the Coupons relating thereto, constitute direct, unsecured subordinated obligations of the Issuer and rank *pari passu* and without any preference among themselves and rateably with all other present or future unsecured subordinated obligations of the Issuer with the exception of the *prêts participatifs* granted to the Issuer, the *titres participatifs,* issued by the Issuer and any other subordinated obligations of, the Issuer ranking junior to such *prêts participatifs* and *titres participatifs* (*titres subordonnés du dernier rang).* If any judgment is rendered by any competent court declaring the judicial liquidation (*liquidation judiciaire*) of the Issuer or if the Issuer is liquidated for any other reason, the payment obligation of

the Issuer under the Notes and the Coupons relating thereto, shall be subordinated to the payment in full of the unsubordinated creditors of the Issuer and, subject to such payment in full, the holders of the Notes will be paid in priority to any *prêts participatifs* granted to the Issuer, any *titres participatifs* issued by the Issuer and any other subordinated obligations of the Issuer ranking junior to such *prêts participatifs* and *titres participatifs* (*titres subordonnés du demier rang)*.

In the event of incomplete payment of unsubordinated creditors on the *liquidation judiciaire* of the Issuer, the obligations of the Issuer in connection with the Notes and the Coupons relating thereto, will be terminated by operation of the law.

It is the intention of the Issuer that the Notes shall, for supervisory purposes, be treated as supplementary capital (*fonds propres complémentaires*) within the meaning of Article 4 (d) of the *Comité de la Réglementation Bancaire et Financière* Regulation no.90-02 of 23 February 1990 as amended ("**Lower Tier 2 Capital**") but that the obligations of the Issuer and the rights of the Noteholders under the Notes or the Coupons shall not be affected if the Notes no longer qualify as supplementary capital.

	(ii)	Dates of the corporate authorisations for issuance of the Notes:	Board resolution of the Issuer dated 1 June 2005 and *décision d'émission* dated 7 December 2005
14		Method of distribution:	Syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

15		Fixed Rate Note Provisions	Not Applicable
16		Floating Rate Note Provisions	Applicable
	(i)	Interest Period(s):	As defined in the Terms and Conditions
	(ii)	Specified Interest Payment Dates:	13 March, 13 June, 13 September and 13 December in each year commencing on, and including, 13 March 2006 each subject to adjustment in accordance with the Business Day Convention as

		specified in paragraph 16(iii) below
(iii)	Business Day Convention:	Modified Following Business Day Convention
(iv)	Business Centre(s):	TARGET and London Business Days
(v)	Manner in which the Rate(s) of Interest is/are to be determined:	Screen Rate Determination
(vi)	Party responsible for calculating the Rate(s) of Interest and Interest Amount(s) (if not the Calculation Agent):	Not Applicable
(vii)	Screen Rate Determination:	
(Condition 5(b)(iii)(B))		
	— Relevant Time:	11.00 a.m. (London time)
	— Interest Determination Date:	2 London, New York City and TARGET Business Days prior to the first day in each Interest Accrual Period
	— Primary Source for Floating Rate:	Reuters Page LIBOR01
	— Reference Banks (if Primary Source is "**Reference Banks**"):	Not Applicable
	— Relevant Financial Centre:	London
	— Benchmark:	USD LIBOR
	— Representative Amount:	Not Applicable
	— Effective Date:	Not Applicable
	— Specified Duration:	Three (3) months
(viii)	ISDA Determination:	Not Applicable
(ix)	Margin(s):	0.20 per cent per annum in respect of the period from, and including, the Issue Date to, but excluding, the Interest Payment Date falling on or nearest to 13 March 2011 and 0.70 per cent per annum thereafter
(x)	Minimum Rate of Interest:	Not Applicable
(xi)	Maximum Rate of Interest:	Not Applicable
(xii)	Day Count Fraction:(Condition 5(h))	Actual/360
(xiii)	Fall back provisions, rounding	Not Applicable

	provisions, denominator and any other terms relating to the method of calculating interest on Floating Rate Notes, if different from those set out in the Conditions:	
17	**Zero Coupon Note Provisions**	Not Applicable
18	**Index-Linked Interest Note/other variable-linked interest Note Provisions**	Not Applicable
19	**Dual Currency Note Provisions**	Not Applicable

PROVISIONS RELATING TO REDEMPTION

20	**Redemption at the Option of the Issuer**		Applicable
	(i)	Optional Redemption Date(s):	The Interest Payment Date falling on or nearest to 13 March 2011 and each Interest Payment Date thereafter, subject in each case to the provisions of paragraph 12 above
	(iii)	Optional Redemption Amount(s) of each Note and method, if any, of calculation of such amount(s):	USD 100,000 per Note of USD 100,000 specified denomination
	(iv)	If redeemable in part:	Not Applicable
	(v)	Notice period	Not less than 15 TARGET and London Business Days prior to the relevant Optional Redemption Date
21	**Redemption at the Option of Noteholders**		Not Applicable
22	**Final Redemption Amount of each Note**		USD 100,000 per Note of USD 100,000 specified denomination
23	**Early Redemption Amount**		
	(i)	Early Redemption Amount(s) of each Note payable on redemption for taxation reasons (Condition 6(b)) or on event of default (Condition 10) or other early redemption and/or the method of calculating the same (if required or if different from that set out in the Conditions):	USD 100,000 per Note of USD 100,000 specified denomination
	(ii)	Redemption for taxation	No

		reasons permitted on days others than Interest Payment Dates (Condition 6(b))	
	(iii)	Unmatured Coupons to become void upon early redemption	Yes

GENERAL PROVISIONS APPLICABLE TO THE NOTES

24	Form of Notes:		Bearer Notes:
	(i)	Temporary or Permanent	Temporary Global Note exchangeable for a Permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances specified in the Permanent Global Note
25	Financial Centre(s) or other special provisions relating to Payment Dates:		Not Applicable
26	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):		Not Applicable
27	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay:		Not Applicable
28	Details relating to Instalment Notes: amount of each instalment, date on which each payment is to be made:		Not Applicable
29	Redenomination, renominalisation and reconventioning provisions:		Not Applicable
30	Consolidation provisions:		Not Applicable
31	Other final terms:		Not Applicable. For the avoidance of doubt, attention is drawn to the provisions of Condition 6 (g) of the Conditions which provide that the Issuer shall require the prior approval of the *Secréteriat Général* of the *Commission Bancaire* before purchasing Notes in accordance with such Condition if such purchase relates (individually or when aggregated with any previous purchases) to 10% or more of the principal amount of the Notes originally issued.

DISTRIBUTION

32	(i)	If syndicated, names of Managers:	CALYON Caja de Ahorros y Pensiones de Barcelona Citigroup Global Markets Limited Fortis Bank nv-sa Raffeisen Zentralbank Österreich Aktiengesellschaft
	(ii)	Stabilising Manager(s) (if any):	Not Applicable
33	If non-syndicated, name and address of Dealer:		Not Applicable
34	Additional selling restrictions:		Not Applicable

GENERAL

35	The aggregate principal amount of Notes issued has been translated into Euro at the rate of 1.1769 producing a sum of:	Euro 594,782,904

LISTING AND ADMISSION TO TRADING APPLICATION

These Final Terms comprise the final terms required to list and have admitted to trading the issue of Notes described herein pursuant to the Euro 25,000,000,000 Euro Medium Term Note Programme of the Issuer.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in these Final Terms.

Signed on behalf of the Issuer ______________________

Duly represented by: Omar Ismael Aguirre

PART B – Other Information

1 LISTING

(i)	Listing:	Luxembourg
(ii)	Admission to trading:	Application has been made for the Notes to be admitted to trading on the Regulated Market of the Luxembourg Stock Exchange with effect from 13 December 2005.
(iii)	Estimate of total expenses related to admission to trading:	Euro 1,200
(iv)	Regulated markets or equivalent markets on which, to the knowledge of the Issuer, securities of the same class of the securities to be offered or admitted to trading are already admitted to trading:	Not Applicable

2 RATINGS

Ratings:	The Notes have been rated: S & P: A+ Moody's: Aa3 Fitch: AA-

3 NOTIFICATION

Not Applicable

4 INTERESTS OF NATURAL AND LEGAL PERSONS INVOLVED IN THE ISSUE

So far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer.

5 REASONS FOR THE OFFER, ESTIMATED NET PROCEEDS AND TOTAL EXPENSES

(i)	Reasons for the offer:	General corporate purposes and to count as Lower Tier 2 Capital for regulatory purposes (further particulars in paragraph 13 above)
(ii)	Estimated net proceeds:	USD 698,992,000
(iii)	Estimated total expenses:	Not Applicable

6 OPERATIONAL INFORMATION

ISIN Code:	XS0237452320

Common Code:	23745232
Depositaries:	
(i) Euroclear France to act as Central Depositary	No
(ii) Common Depositary for Euroclear and Clearstream Luxembourg	Yes
Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant identification number(s):	Not Applicable
Delivery:	Delivery against payment
Names and addresses of additional Paying Agent(s) (if any):	Not Applicable

Crédit Agricole S.A.
File No. 82-34771

Exhibit 3.1

Press releases issued by Crédit Agricole

Through December 31, 2005

Please see attached.

WORLD CONGRESS ON AGRICULTURAL AND RURAL FINANCE
CICA - AFRACA - ALIDE - APRACA - NENARACA

ADDIS ABABA, NOVEMBER 25-27 2005

www.cica.ws

Paris, 1st December 2005

Press release

World Congress on Agricultural and Rural Finance Addis Ababa, 26 - 27 November 2005

The first World Congress on Agricultural and Rural Finance was held in Addis Ababa on 26 and 27 November 2005. It was organised by five international farm credit and rural finance organisations: CICA, Afraca, Alide, Apraca and Nenaraca (*).

Delegates from the 300 financial institutions present at the event or represented by their regional associations were able to exchange views on the current situation and outlook for agriculture in different regions across the world. In particular, the delegates shared their personal experiences in agricultural finance and reviewed the existing economic, legal and governance models.

In his opening address, René Carron, Chairman of CICA and Chairman of Crédit Agricole S.A. (Paris) recalled the three goals of the Congress:

enable institutions involved in agricultural and rural finance throughout the world to get to know each other by sharing experiences and ideas and dialoguing with experts from international organisations;

discuss trends and advances in agricultural and rural financing and encourage the sustainable development of this funding in all regions of the world;

mobilise for joint action, meaning that the financial institutions and their five representative organisations must organise collective discussion and debate on a regular and durable basis, and must cooperate and dialogue on technical issues, especially training.

(*)International Confederation of Agricultural Crédit, African Rural and Agricultural Credit Association, Latin American Association of Financial Institutions for Development, Asia-Pacific Rural and Agricultural Credit Association, Near East-North Africa Regional Agricultural Credit Association

At the end of the Congress, the delegates adopted the following resolution:

"We the delegates to the World Congress on Agricultural and Rural Finance jointly organized by C.I.C.A., Afraca, Alide, Apraca and Nenaraca, held on November 25-27, 2005 at the United Nations Conference Center in Addis Ababa, Ethiopia, declare the following:

We represent a variety of situations in agricultural and rural finance, among and within the regions, which we respect and see as a source of inspiration.

At the same time we have a common driver for our actions: loyalty to farmers and the rural communities.

Being loyal means for us providing accessible, effective and sustainable banking services.

These are the values that encourage us to further develop co-operation through sharing of experiences and skills in a more purposeful and global networking of the institutions we represent.

We want to support a sound and innovative approach to financial development for agricultural and rural development and we commit ourselves to do our best to achieve this goal.

Addis Ababa, 27 November 2005".

1 December 2005

Release about the "Banque Postale"

Press release

Paris, 30 November 2005 BNP Paribas, the Banque Populaire group, the Crédit Agricole group and Société Générale have taken note of today's decision by the CECEI, France's banking authority, to license Banque Postale. These banks consider that the creation of Banque Postale introduces significant competitive distortion, particularly as regards the marketing of the Livret A passbook and the pension expenses borne by Banque Postale.

Accordingly, they have decided to lodge a joint complaint with the European Commission.

CRÉDIT AGRICOLE S.A.

NEWS

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8 December 2005

Crédit Agricole Leasing is financing Air France's new Cité du personnel navigant building

Press release

On 7 December 2005, Air France chose Crédit Agricole Leasing to finance the Cité du personnel navigant, a new building at Paris Charles de Gaulle airport. Crédit Agricole Leasing will be the lead manager of a pool of leasing companies for this 12-year €114.5 million deal, which was passed on to it by Calyon. **Crédit Agricole Leasing** will structure the deal, underwrite the financing and manage the transaction. Air France, which is one of the Air France-KLM companies, the largest air transportation group in the world, ranks third worldwide in international passenger transportation. Crédit Agricole Leasing is a subsidiary of Crédit Agricole S.A., which specialises in lease financing. It is the French market leader in property leasing. With this deal, the Crédit Agricole group has confirmed its credentials as the leading banker to the Air France-KLM group.

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CRÉDIT AGRICOLE S.A.

Paris, 14 December 2005

Press release

2006–2008 Strategic development plan
A strong growth ambition in France and abroad

Prepared at the initiative of Chairman René Carron, Crédit Agricole S.A.'s strategic development plan for the next three years was presented by Georges Pauget, Chief Executive Officer, and approved by the Board of Directors on 5 December 2005. After four years of radical change and reorganisation, Crédit Agricole S.A. has set value creation targets based on an ambitious programme to strengthen Crédit Agricole Group leading position in France and on controlled international expansion through targeted acquisitions. These developments will be accompanied by an active people management policy. The plan will result in a sharp improvement in results.

Crédit Agricole S.A. has just completed four years of radical change and reorganisation, starting with its initial public offering on the French stock market, followed by the acquisition of Finaref and then the integration of Crédit Lyonnais. Its transformation has been a resounding success. Crédit Agricole Group is now not only the unrivalled leader in retail banking in France and leader or number two in each of its retail-linked businesses, but has also generated a substantial improvement in profitability. The Group has achieved the targets set at the time of its initial public offering and bid for Crédit Lyonnais, as witnessed by its financial performance over that period. Reported earnings per share have doubled and the annual return on an investment made at the time of the initial public offering is 17 %.

In line with the commitment to sustainable, profitable growth made at the time of the initial public offering, the 2006-2008 strategic development plan will leverage four sources of value creation: differentiation of Crédit Agricole and LCL brands, the Corporate Develoment Project, the access to distribution networks outside of France, and the development of the products platforms. These objectives will be supported by the new Crédit Agricole S.A. group organisation structure presented on 17 November, which will be implemented on 1 January 2006.

In France, Crédit Agricole has a unique competitive advantage in the excellent fit between its two retail banking networks, the Regional Banks and LCL. Crédit Agricole will exploit this strength by stepping up the differentiation strategies initiated last Autumn, with two distinct positionings: a lasting relationship, which is a feature of the mutual approach of the Regional Banks and a consumer-based approach for LCL. The Regional Banks have embarked on a high-powered plan to boost their business franchise, with the aim of attracting 400,000 new customers a year by 2008. This growth will be underpinned by a policy of continuous innovation in banking and financial products and services. Crédit Lyonnais, now LCL, has set a deliberately ambitious target of winning 100,000 new retail accounts every year. To do this, it will develop new offerings and react very quickly to customer needs. Both networks will draw on support from the Group's specialist manufacturing subsidiaries to achieve these targets.

For both the Regional Banks and LCL, growth in the business franchise will be accompanied by productivity gains obtained by scaling up their processes. The Group as a whole has considerable potential to capitalise on the scale effect. The production/distribution business model adopted by the Group and its specialist financing subsidiaries (asset management, insurance, consumer credit, specialised financial services) has also been consolidated and strengthened.

Abroad, Crédit Agricole S.A. already has strong positions in Europe through a series of minority interests. The Group has developed an innovative partnership model in Italy with Agos Itafinco, shortly to be extended to Nextra, based on combining the Group's production platform with a partner distribution network.

Over the development plan implementation period, the Group will have the means to finance a sizeable acquisition programme abroad. The main geographical focus for retail banking activities outside France will be western Europe. Its investments in this area will aim to draw value across the entire retail banking chain. Outside western Europe, the Group will focus on targeted acquisitions in central and eastern Europe and the Mediterranean basin, thereby stepping up its organic growth rate.

The Group intends to invest in the region of €5 billion from 2006 to 2008, which will be entirely self-financed. Investments will be made according to strict financial criteria.

*

* *

Overall, the strategic development plan aims to grow revenues by an average of 10% a year from 2006 to 2008, with an increased weighting to international activities, which should account for about half of the total by 2008. Revenue growth should be accompanied by tight control over costs, which should bring the cost-income ratio down by an average of 150 bp a year. The Group's overall risk profile would not change. All in all, earnings per share should rise by an average of 10% a year.

The necessary commitment of the whole staff members to the success of the project is at the heart of Georges Pauget's presentation today of the plan to the Group's 1,200 senior managers, meeting together for the first time. The Group has already demonstrated its ability to capitalise on the rich human asset provided by a workforce drawn from a wide variety of backgrounds. The Group's planned development over the next few years will involve new challenges in human resources management, in particular ensuring greater internal mobility both in Crédit Agricole S.A. and the Crédit Agricole Group, and making better use of the human resources that can support its international expansion.

René Carron emphasised that the Group as a whole was fully committed to the plan.

CPR
Asset
Management

Press release

Paris, 16 December 2005

CPR ASSET MANAGEMENT LAUNCHES **CPR Reflex 70**

Drawing on the French stock market adage '***acheter au son du canon, vendre au son du clairon***', or buy when things are bad and sell when they are good, CPR Asset Management has created **CPR Reflex 70**.

An open-ended mutual fund (FCP) under French law, eligible for the PEA equity savings plan, **CPR Reflex 70** combines **two distinct 'interactive' management styles**:

- ✓ **Active management** of stock picking in the eurozone, paying attention to the diversification of the portfolio,
- ✓ **Adaptive management** of stock market exposure, in order to make the most of significant downturns.

By maintaining the full leeway of the manager in charge of stock picking, the portfolio's exposure can be adapted to stock market moods (observation of the MSCI EMU index, representative of eurozone stock markets):

- ✓ During periods of 'quiet' (and on the creation of the fund), stock market exposure is limited to 70% in order to maintain leeway.
- ✓ During periods of a significant stock market downturn – often excessive – exposure is gradually increased (80%, 90%, 100%) in order to benefit from share prices becoming attractive again, while most investors are suffering or even forced to reduce their investments.
- ✓ When the decline is fully over, exposure is lowered back to a level of 70%.

CPR Reflex 70 has been designed for investors looking towards the stock market for stronger long-term performance, while choosing to adopt the strategy described in the aforementioned proverb.

Main characteristics of CPR REFLEX 70:

AMF approval: 2 December 2005
ISIN code: FR0010258756
AMF category: Eurozone equities
Investment horizon: over five years
Feeder fund of the CPR Euro 100 unit trust (SICAV) (benefits fully from the master fund's active stock picking in the eurozone, with the aim of beating the MSCI EMU index)
Composite index: 70% MSCI EMU and 30% EONIA
Investment objective: adjust exposure to equity markets on the basis of downturns affecting the MSCI EMU index
Feeder fund + master fund management fees (as at 2/1/06): 1.50% including VAT + 20% of the master fund's outperformance of the MSCI EMU index (capped at 1%)
Subscription charge: 3%/Redemption charge: none
Subscriptions/redemptions: Before 2.00pm each day, according to the next net asset value (price unknown)
Country of issue: France

The simplified prospectus and fund brochure are available on request.

CALYON
CORPORATE AND INVESTMENT BANK

OFIVALMO
GESTION

Paris, December 19th, 2005

Press release

Calyon and Ofivalmo Gestion launch Eiffel transaction, a Callable Synthetic CDO Platform

Calyon and Ofivalmo Gestion ("Ofivalmo") launch Eiffel transaction, a Callable Synthetic CDO Platform.

Eiffel is a flexible synthetic CDO platform allowing multiple issues of notes with fixed, floating or hybrid spread coupons. Notes are linked to a 123-name portfolio with a weighted average rating of BBB+. The portfolio will be selected and managed by Ofivalmo.

Eiffel's first tap issue will include 3 fungible series (denominated in EUR and USD) with expected Moody's and S&P ratings of "Aaa/ AAA", "Aa2/ AA" and "A2/ A". The Notes are due on 30/06/13 unless Ofivalmo exercises its right to call the transaction on one of the yearly call dates (from 30/06/09 onwards) at the Initial Principal Amount plus a premium. In case the Notes are not called on 30/06/09, the coupons will benefit from a step-up feature.

The Eiffel CDO programme allows for both further tap issues and further series which may be offered in other major currencies. Calyon is expecting to issue the first Eiffel series end of December 05 and then additional series in January 2006.

Calyon is a lead arranger of managed synthetic CDOs. Recently, Calyon arranged Managed CDO programmes with Credit Agricole Asset Management (CAAM), as well as with Henderson Global Investors.

Ofivalmo Gestion is a leading asset management company belonging to Ofivalmo Group. Ofivalmo Gestion currently manages KHEOPS, a synthetic CDO of Corporates, as well as various mutual funds.

Notes to the Editors:

About Calyon:
Calyon is Crédit Agricole's Corporate and Investment Banking entity that combines Crédit Agricole Indosuez's activities with those of Crédit Lyonnais' Corporate and Investment Banking division.

Calyon Structured Credit & CDOs team has over 50 dedicated credit sales involved in CDO and structured credit distribution. It is a high-profile global structured credit platform with more than 50 structurers and structured credit traders in the world. Calyon is a leading CDO arranger with a specific structuring philosophy: Customisation, Quality, Investor Satisfaction and Innovation. Our recent product innovations: Managed High Yield Synthetic CDO (Bishopsgate), Structured Credit, CPPI (Credit Sail 2005), Long/ Short synthetic CDO. Calyon has recently launched the OCEAN programme, a benchmark for capital guaranteed obligations, managed by AXA Investment Managers Paris applying the CCPI technology on credit.

Backed by Crédit Agricole S.A.'s credit ratings and financial solidity, Calyon is positioned as a major player in financial markets and among Europe's leading corporate and investment banks by revenues. With a staff of 12,000 employees in more than 55 countries, Calyon is specialised in a broad range of capital markets, investment banking and financing activities.

www.calyon.com

About Ofivalmo:
Ofivalmo Gestion is a leading asset management company belonging to Ofivalmo Group.

Ofivalmo Group manages EUR 8.5 billion of assets as of 30th September 2005. The Group is backed by the main French mutual insurance companies (MACIF, MAAF, MATMUT and FNMF).

Ofivalmo Group acts as a multi-asset class specialist focusing on European equities, credit and multi-manager activities spread across traditional, alternative and structured products.

SODICA
CORPORATE FINANCE MID-CAPS

Paris, 19 December 2005

Sodica, in partnership with Calyon's Hotel Property Department, advises Vectrane on its IPO on Eurolist B by Euronext Paris

Vectrane floated on Eurolist B by Euronext Paris on 13 December 2005. The €51m transaction was significant by comparison with recent IPOs on the Paris stock exchange.

The shares were bought by 2,350 individual investors and more than 50 institutional investors, of which 30% were non-French.

The IPO included the issue of 1,428,571 new shares and the sale of 2,222,222 existing shares. As a result, a total of 3,650,793 shares were put on the market, giving a free float of 22.2%.

Vectrane is a property management company founded in 1999 and focusing on office and leisure property in France. It has a portfolio of long-term rental contracts, and develops genuine property partnerships with its tenants.

It currently owns eight major sites, forming a solid base for future growth. Four of these sites consist of office property, and the other four of leisure property. The four leisure sites include two Center Parcs residences let to Pierre & Vacances.

The existing property portfolio generates secure returns, and using this as its base, Vectrane intends to become a major listed property company with assets in excess of €1bn in the medium term.

Vectrane will adopt the SIIC (listed property investment company) tax regime in the first quarter of 2006.

Sodica, in partnership with Calyon 's Hotel Property Department, advised Vectrane on its IPO.

***

Vectrane advisors:
Sodica: Thierry Bex - Eric Leclercq - Pascal Renault - Johann Navarro
Calyon: Stanislas Henry - Dominique Fournier - Ludovic Remus-Borrel - Sébastien Eymard

About Sodica

Sodica is part of the Crédit Agricole Group, and specialises in M&A and financial and stockmarket engineering operations in the mid-cap segment.

Sodica supports the work done by the Group's banking networks and subsidiaries.

It employs 30 specialist professionals, who provide a customised service to mid-cap companies, assisting them with acquisitions, stockmarket engineering, disposals and divestments, both in France and abroad.

Sodica – Communication
100, bld du Montparnasse – 75682 Paris cedex 14 – Fax: +33 1 43 23 33 19

SOFINCO

Pour piloter votre budget

Sofinco uses straight talk to promote the use of consumer credit

Sofinco, the consumer credit subsidiary of Credit Agricole S.A., takes advantage of its new advertising campaign, to be launched 28 December, to unveil a new signature logo, aimed at combating preconceived ideas about consumer credit and explaining its usefulness.

Paris, 21 December 2005 — Ahead of the launch of its new advertising campaign, Sofinco, a leading European provider of consumer credit, today unveiled its new signature logo, "Sofinco, to guide your spending".

The new signature logo is aimed first and foremost at getting a pedagogic message across to the 56% of French consumers who are currently taking advantage of consumer loans[1], or have previously done so, as well as new borrowers.

Sofinco's aim is to show the positive role of consumer credit, which all too often is viewed as a last resort or considered a necessary evil to cover temporary cash shortfalls. In reality, consumer credit is a means for managing, monitoring and balancing consumer spending.

With its new campaign, Sofinco intends to defend precisely that aspect of consumer credit.

"Sofinco has always been a dynamic and innovative brand in terms of communicating with its market since the company was founded in 1951," said Patrick Valroff, Sofinco's chief executive officer.

"Today, as the leading consumer credit company in France, we are seeing a paradoxical situation in our home market. French consumers have ever-greater access to consumer credit, irrespective of their income, and 75%[1] believe that consumer credit is absolutely necessary to acquire certain goods. Yet the overall image of consumer credit is eroding, and people have a number of negative preconceived notions about it. We see Sofinco's role today as one of offering fresh proof of consumer credits' benefits and real usefulness.

"We believe that consumer credit is a way for individuals to manage their budgets, on a par with other purchasing power components," Mr Valroff continued. "We have based our new signature logo,

[1] Source: TNS Sofres survey for A.S.F., November 2004

SOFINCO

Pour piloter votre budget

'Sofinco, *to guide your spending*', on that *belief. Sofinco will from now on endeavour to promote the* balanced and legitimate use of consumer credit through a discourse of proof."

To achieve its goal, Sofinco is preparing to launch an advertising campaign, realised by the FCB agency, illustrating everyday situations. In a resolutely humorous and inclusive fashion, with an artistic approach that is both illustrative and pedagogic, the campaign explains how consumer credit can be used to manage financial resources on a day-to-day basis:

- A first TV commercial, scheduled for broadcast beginning 28 December, will show how important it is to have money at the right time to take advantage of 'good deals' and spend wisely. It promotes an accessible and transparent, three-year consumer loan with a 3.9% fixed-interest rate and a €50 rebate.

- A second TV *commercial*, called the Cascader, will show *a spending management product* featuring the first credit card that can be used each month to pay for consumer purchases through no-fee borrowing, which can be repaid in ten instalments or small monthly payments.

"We wanted to provide tangible proof of our brand's new positioning through offerings that will show how consumers can optimise their spending in an objective and concrete way," said Marie-Helene Meunier, Sofinco's deputy vice-president of business in France.

"While consumer credit certainly offers individuals access to new goods, and helps them overcome unforeseen contingencies, it can also be used to fund personal projects, to guide your spending. "Credit is as useful to individuals as it is to communities as a major factor of economic growth," Ms. Meunier continued. "Our objective, as responsible partners, is to inform consumers about how to use our products wisely."

 # END #

About Sofinco

Founded in 1951, Sofinco is a subsidiary of Credit Agricole S.A.

Sofinco specialises in consumer credit, offering individuals a full range of financing tailored to a *variety of needs, e.g. consumer goods purchases, cash reserves, spending decisions, etc.*

SOFINCO

Pour piloter votre budget

Sofinco's products and services are marketed through several distribution channels:

- a national agency network, internet site and telephone service for its direct customers;
- retail partnership points-of-sale, including automobile dealerships, household equipment dealers, major retail chains, and institutional partners, such as banks and insurance companies.

Sofinco is rapidly developing its international activity. The company is already present in nine countries, including Germany, Spain, Greece, Italy, Hungary, Morocco, the Netherlands, Portugal, and the Czech Republic.

Sofinco ranks as one of the leading consumer credit companies in Europe, managing more that €26 billion in outstanding loans at the end of 2004. Of that amount, France accounted for €18 billion. In 2004, Sofinco reported net profit of €159.4 million, up 20.6% vs. 2003.

Sofinco figures among the leading consumer credit companies in terms of brand awareness. According to an IPSOS survey realised in July 2005, Sofinco had an assisted recognition rate of 91% and a spontaneous recognition rate of 36%.

NEXTRA Investment Management SGR S.p.A.

PRESS RELEASE

A NEW BOARD OF DIRECTORS APPOINTED FOR NEXTRA IM SGR

Milan, 22 December 2005 - The General Meeting of Nextra Investment Management S.G.R. S.p.A. shareholders, today, appointed a new board of directors for the company:

Chairman: **Ariberto Fassati**

Directors:

- **Pascal Blanqué**
- **Patricia Bouchard**
- **Francis Candylaftis**
- **Luca Fabbrini Boccetti**
- **Giovanni Gilli**
- **Paolo Maria Grandi**
- **Paul-Henri de La Porte du Theil**
- **Mario Miscali**
- **Michel Pelosoff**
- **Angelo Porta**

The Board of Directors met following this General Meeting and made the following appointments:

- Deputy Chairman: **Paul-Henri de La Porte du Theil**
- Deputy Chairman: **Mario Miscali**

- Managing Director: **Francis Candylaftis**

Ariberto Fassati

General Manager of Crédit Agricole SA in Italy

Ariberto Fassati began his career at IFI-FIAT in 1972 before joining Finanziaria Indosuez, where he was appointed CEO of the private and investment-banking subsidiary. In 1989, he was appointed Chairman of Banque Indosuez Italia. Following the merger of the Italian subsidiary and its parent company, he became Senior Country Officer for Italy. After Crédit Agricole acquired Banque Indosuez, he was named the European Head of Crédit Agricole Indosuez (CAI) in 1998. In the same year, he became a member of the Management Committee and was appointed head of the Private Bank. In 2001, he joined CAI's Executive Committee as head of the international division, coverage, investment banking and structured financing.

A year later, he was named member of the Board and Executive Committee of Banca Intesa.

Into 2004, following the acquisition of Crédit Lyonnais, he was named Deputy Chief Executive of Calyon and head of the International and Capital Markets divisions. Since 2005, he has been head of Crédit Agricole SA in Italy.

Born in 1946, Ariberto Fassati has a masters degree in economics and business administration from the Bocconi University in Milan.

Paul-Henri de La Porte du Theil

Chief Executive Officer of Crédit Agricole Asset Management

Paul-Henri de La Porte du Theil joined CNCA (now Crédit Agricole SA) in 1975 as head of research at Cedicam, and then head of savings products in the Finance Division. He was appointed Chief Executive of Eurocard France in 1983 and head of financial control and organization in 1986. He joined the asset management division in 1991 as head of securities management. In 1997 he was appointed Chief Executive of Indocam, now Crédit Agricole Asset Management, where he has been Chief Executive since July 2003. He has also been deputy Chief Executive of Crédit Agricole Asset Management Group since November 2005.

Born in 1947, Paul-Henri de La Porte du Theil is a graduate of the Ecole Nationale Supérieure de l'Aéronautique, has a masters degree in economics and is a graduate of Stanford University's Executive Program.

Mario Miscali

Lawyer and fiscal law professor at Carlo Cattaneo University

Mario Miscali is a fiscal law professor at Carlo Cattaneo University in Castellana and the author of a number of specialist publications. He has been a board member of Istituto Nazionale delle Assicurazioni SpA (the national insurance institute), Vice President of Mediocredito Lombardo SpA and until today Chairman of the Board of NEXTRA Investment Management Sgr. A leading figure in the world of finance, Mr Miscali is currently a board member of ABI, the Italian banking association, a member of the Commissione Centrale di Beneficenza of the Cariplo Foundation and a member of the board of T.X.T. SpA. Mario Mascali also founded consulting firm Miscali & Associates, which specialises in business consulting, contracts, taxation etc.

Born in 1954, Mario Miscali has a degree in jurisprudence, is a lawyer at the Italian Supreme Court, and an auditor.

Francis Candylaftis

Managing Director of Crédit Agricole Asset Management Sgr and Crédit Agricole Alternative Investment Sgr in Italy

After beginning his career as executive secretary of the Franco-Thai Chamber of Commerce in Bangkok (1977-1978), Francis Candylaftis joined the Crédit Agricole group in 1979 to manage financing projects in South Korea and later in the Middle East. He subsequently moved to the trading floor in New York, from 1986 to 1989, as the head of derivatives. In 1990, he opened the Madrid trading floor and then, in 1992, the trading floor in Sydney. In 1994, he was appointed as the head of the Milan trading floor and, then in 1999, became the Managing Director of Crédit Agricole Asset Management Sgr. In November 2001, he was also named Managing Director of Crédit Agricole Alternative Investment Sgr in Milan. Recently, he was appointed Director of Crédit Agricole Structured Asset Management.

Born in 1955, Francis Candylaftis graduated from the ESSEC business school.

Banca Intesa

CRÉDIT AGRICOLE S.A.

PRESS RELEASE

STRATEGIC ASSET MANAGEMENT AGREEMENT BETWEEN BANCA INTESA AND CRÉDIT AGRICOLE BECOMES OPERATIONAL

Milan, 22 December 2005 – Banca Intesa and Crédit Agricole SA have announced that having obtained approval from the authorities concerned, the strategic agreement relating to asset management announced on 30 May has become operational as of today.

Crédit Agricole Asset Management, a subsidiary of the Crédit Agricole group, has acquired 65% of Nextra Investment Management ('Nextra'), which was previously wholly owned by the Intesa group. Intesa will maintain a 35% stake in the company. In addition, under the agreement, Intesa will acquire 35% of Crédit Agricole Asset Management sgr, the Italian subsidiary of Crédit Agricole Asset Management, in 2006, bringing the latter's total stake to 65%. It is subsequently planned that the activities of Nextra and Crédit Agricole Asset Management's Italian subsidiary be merged, subject to approval from the relevant authorities.

The new entity will market its products and services through Intesa's network of over 3,000 branches in Italy, based on a 12-year distribution agreement providing close ties between the producer and the distributor, coupled with a 12-year governance agreement. Furthermore, In order to better satisfy the diverse needs of its customers, Intesa group may also sell third-party products through an open architecture arrangement.

This major deal will result in significant improvement in the products and services offered to customers and create new opportunities for Intesa's distribution network in asset management. It enhances Nextra's capacity for innovation and opens up new markets for Italian know-how and assets outside Italy.

Crédit Agricole Asset Management will consolidate its position as one of Europe's leading asset management firms. With assets under management of over €460bn at the end of September 2005, it is currently one of the top five in Europe [(1)], market leader in France [(2)] and No 3 in Italy[(3)].

The deal is based on a valuation of 100% of Nextra of €1.255bn. This is subject to an adjustment mechanism with respect to net inflows generated by Intesa between 2005 and 2007, with an increase of €100m if net inflows exceed €10bn or a reduction of €100m in the case of negative net inflows. In addition, the valuation of 100% of Crédit Agricole Asset Management's Italian subsidiary has been confirmed at €70m.

Under the agreement finalised today, Intesa maintains 100% control of Nextra Distribution Services, a Luxembourgian company distributing within and outside Italy the Nextra International Sicav (previously valued at around €80m).

The deal, worth €815.8m, will enable Intesa to generate a capital gain of around €720m (including Nextra's net income for the year), which will be included in the Q4 2005 consolidated income statement, excluding any subsequent upward or downward price revision of €65m (65% of €100m) relating to the adjustment clauses.

With nearly one-third of its assets under management outside France, Crédit Agricole Asset Management will strengthen its position as a key player in the international market. This move is fully in keeping with the Crédit Agricole group's strategic development plan.

The deal seals a new major partnership between Crédit Agricole and Banca Intesa, confirming the quality and the strategic dimension of the long-established ties between the two groups.

About Nextra Investment Management (Nextra) :
Nextra is Banca Intesa's asset management subsidiary and a leading player in the Italian market, with assets under management of €98bn at the end of September 2005. Nextra has a broad range of asset management products aimed at both individual and institutional investors.

About Crédit Agricole Asset Management :
With assets under management of €402.1bn at the end of September 2005, Crédit Agricole Asset Management group leads the French mutual funds market [(2)] and is a leading asset management player in Europe. It has developed a broad range of skills and local operational units, with eight management centres worldwide (Paris, London, Milan, Madrid, Hong Kong, Singapore, Tokyo and Seoul).
Crédit Agricole Asset Management's Italian subsidiaries manage and market assets of over €10bn.

(1) Top 400 European asset management leaders – IPE
Including 65% of Nextra's assets under management
(2) Open-end mutual funds marketed in France - source: Europerformance
(3) Source: Assogestioni

EUROFACTOR

Issy, 22 December 2005

Press release

Eurofactor strengthens cooperation and increases its interest in Tunisie Factoring, Tunisia's leading factoring company

Eurofactor, France's foremost factoring company and Europe's leading integrated factoring network, announced today that it has increased its holding in Tunisie Factoring to 36.36%, up from 9.09% previously. Eurofactor has been a shareholder of Tunisie Factoring since the company was founded in 1999.

The move follows a decision at the end of 2004 to reinforce the partnership between the two companies, notably through innovation and skills exchanges. Under that programme, Eurofactor made its experience, technical assistance and know-how in such fields as lending, organisation, risk management, and international development available to Tunisie Factoring, which is a member of the Tunisie Leasing group, the leasing market leader in Tunisia.

The governor of the Tunisian central bank approved Eurofactor's bid to increase its Tunisie Factoring stake on 2 December 2005. Eurofactor now holds 36.36% of Tunisia's top-ranking factoring company.

With 67% of the Tunisian market, Tunisie Factoring is the country's undisputed leader in factoring and the number-one Tunisian factoring company active internationally. Tunisie Factoring is a member of the International Factors Group (IFG) and figures among Eurofactor France's ten largest import-export partners.

About Eurofactor

Eurofactor is France's foremost factoring company and the leading integrated factoring network in Europe. A subsidiary of Crédit Agricole, Eurofactor accompanies the growth of French and international companies by helping them to build the customer account management solutions best suited to their business sector, size and customer profile, notably through European Pass, Eurofactor's pan-European service range.

SODICA
CORPORATE FINANCE MID-CAPS

Paris, 23 December 2005

<u>SODICA, in partnership with CALYON, advises RUBIS on its rights issue on Eurolist B</u>

RUBIS' rights issue through the bonus allocation of warrants, launched on 22 November 2005, closed successfully on 12 December 2005.

- For each RUBIS share held on 21 November 2005, one bonus warrant was allocated automatically.
- Six warrants entitled the holder to subscribe for one new share, giving the right to a dividend for 2005.
- The price of the new shares was set at €48, corresponding to a discount of 21% to the last quoted price rapport of 17 November 2005.
- The subscription period was from 22 November to 12 December 2005 inclusive.

The rights issue, which was approved by the AMF (visa number 05-784 dated 17 November 2005), was a huge success, with a subscription rate of nearly 97%, and was followed closely by RUBIS shareholders.

The rights issue raised €56.2m, bringing the RUBIS group's shareholders' equity to €309m.
The new shares, which rank equally with existing shares, were listed for trading on Monday 19 December 2005.

The aim of the rights issue was partly to refinance RUBIS' recent acquisitions (SAGF from SHELL and 34% of VITOGAZ from TOTAL) and to give a new dimension to the group's acquisition strategy.

Listed on Eurolist B, RUBIS has two business lines in the energy industry, through RUBIS TERMINAL and RUBIS GAZ, and has become one of Europe's leading independent operators in LPG distribution and liquid storage.

Following an increase of over 60% in the share price since the start of 2005 and the success of the rights issue, RUBIS' market capitalisation now comes to over €500m.

SODICA, in partnership with CALYON, advised RUBIS on this rights issue.

RUBIS advisors:

SODICA: Thierry BEX
CALYON: Frédéric CATELON - Jean-Michel DIAN

About SODICA

SODICA is the Crédit Agricole Group company specialising in mergers and acquisitions, corporate finance and listing services for midcap companies.

SODICA's main objective is to support the banking networks and subsidiaries of the Crédit Agricole Group.

Sodica employes 30 specialists who focus on providing tailored services to assist midcap companies with their mergers, acquisitions and divestments, both in France and internationally.

Crédit Agricole S.A.
File No. 82-34771

Exhibit 3.2

Presentation entitled "Crédit Agricole S.A. 2006-2008 strategic development plan"

December 15, 2005

Please see attached.



Crédit Agricole S.A. 2006–2008 strategic development plan

Investor Day

15 December 2005

CRÉDIT AGRICOLE S.A.

Contents

Introduction

Georges Pauget
Chief Executive Officer

CRÉDIT AGRICOLE S.A.

Positioning

Radical transformation in the Group's structure and businesses over past 4 years

2005 – Strategic development plan

2004 – Integration of Crédit Lyonnais

2003 – Acquisition of Finaref and completion of offer for Crédit Lyonnais

2002 – Launch of offer for Crédit Lyonnais

2001 – Creation and listing of Crédit Agricole S.A.

Positioning

✓Financial indicators (September 2005)

	Crédit Agricole Group	Crédit Agricole S.A.
Net banking income	€19.0 bn	€10.0 bn
Gross operating income	€7.0 bn	€3.3 bn
Net income, Group share	€4.4 bn	€2.9 bn
Equity, Group share	€49.6 bn	€29.4 bn
International solvency ratio	9.9%	8.2%
Tier One ratio	7.8%	7.8%
Employees	126,000	61,000
LT rating		Moody's: Aa2 FitchRatings: AA S&P's: AA-

✓ Crédit Agricole Group ranking by equity*

- French no. 1
- European no. 2
- World no. 5

(*) Source: The Banker, July 2005

CRÉDIT AGRICOLE S.A.

French retail banking

✓ **Foremost high street bank in France**

- More than 9,100 branches and two brands
  - Crédit Agricole: 7,250 branches
  - LCL: 1,850 branches
- More than 21 million personal and professional customers
- French no. 1 in savings and loans, small business and professional financing
- Market share > 24% of French personal banking market



Deposits*
€ bn
+ 79%
317
327
512
546
569
112
119
125
LCL
Regional Banks
2001
2002
2003
2004
sept-05
Loans
€ bn
+ 57%
198
208
269
292
311
24
26
28
89
94
104
117
129
Home finance
2001
2002
2003
2004
sept-05

* Incl. securities from the beginning of 2003 (on a like-for-like basis, the growth would be around 60%)

CRÉDIT AGRICOLE S.A.

Specialised financial services

✓ Major positions in Europe

- Consumer credit:
  Sofinco, Finaref, Lukas
  Among the European leaders
  No.1 in France and Poland

- Lease finance:
  CA Leasing, EFL
  No. 2 in France, no. 1 in Poland

- Factoring:
  Eurofactor – no. 1 in France
  International: a broad integrated network



Finaref Nordic
Finaref Nordic
Finaref Nordic
Dan'Aktiv
Ribank
Eurofactor
Eurofactor
Finaref Benelux
Creditplus Bank Eurofactor
Lukas EFL
CP Leasing
Sofinco, Finaref, CA Leasing, Eurofactor
Credigen
Agos Itafinco
Credibom Eurofactoring Credilar
Finconsum Inter-factor Group
Emporiki Credicom
Wafasalaf

CRÉDIT AGRICOLE S.A.

Specialised financial services

✓ Consumer credit

- Loan book up 2.3 times in less than 4 years
- Very strong international growth

✓ Lease finance

- Loan book up 2.2 times in less than 4 years

✓ Factoring

- Very strong growth in factored receivables



€ bn
Growth in loan book
15.1
4.4
2001
28.1
6.7
2003
35.4
11.8
sept-05
Change
Sept-05/2001
International 2.7 x
France 2.2 x



€ bn
Growth in loan book
6
2001
13
2003
13
sept-05
Change
Sept-05/2001
Loan book 2.2 x



€ bn
Growth in factored receivables
4
2001
19
9M-03
22
9M-05
Change
9M-05/2001
F.R. 5.2 x

Asset management, insurance and private banking

✓ **Asset management:** leader in France

- No. 1 in France in mutual funds under management
- Mutual fund distribution: 18% market share
- Employee savings: no. 2 with 15% market share
- Assets under management up 2.2 x in less than 4 years
- International expansion through organic growth supported by powerful distribution networks (Japan, Korea, Italy)


€ bn
Assets under management
2.2 x
186
299
416
2001
2003
Sept-05

✓ **Private banking:** leader in Monaco and among the leaders in Luxembourg and Switzerland

- Monaco: market leader
- Switzerland: no. 2 foreign private bank
- Luxembourg: among the leaders
- Assets under management: €77 bn


€ bn
Assets under management
+ 79%
43
75
77
2001
2003
Sept-05

CRÉDIT AGRICOLE S.A.

Asset management, insurance and private banking

Insurance: an effective bancassurance model

✓ **Life insurance:** no. 2 in France

- No. 1 bancassurer: annual premiums over €16 billion
- Assets under management up 1.8 x in less than 4 years
- Market share: 15.3%


€ bn
Mathematical provisions
77
118
140
+ 53%
+ 19%
2001
2003
Sept-05

✓ **P&C insurance:** no. 2 bancassurer

- Rapid growth in premium income: up 2 x in 3 years
- Over 4 million policies in force


€ m
Premium income
2 x
515
869
1,022
920
2001
2003
2004
9M-05

CRÉDIT AGRICOLE S.A.

Corporate and investment banking

✓ A first-class European player

- **Strong positions in specialist business lines**
  - World no. 1/no. 2 mandated arranger in project finance
  - World no. 2 in aircraft and ship finance
  - No. 1 in research in France and Spain
  - No. 2 in structured credit issues in Asia
  - French no. 1 and world no. 8 in securitisation
- **Rapid growth after a major integration process**

Revenues heavily weighted to international



Americas 23%
France 32%
Europe 32%
Africa Middle East 3%
Asia 10%



€m
Growth in revenues
420
454
396
389
423
501
464
565
500
610
643
Q1-04
Q2-04
Q3-04
Q4-04
Q1-05
Q2-05
Q3-05
Creation of Calyon
Capital markets & investment banking
Financing activities

CRÉDIT AGRICOLE S.A.

International retail banking

Subsidiaries and holdings in Europe, Africa, Middle East and Latin America



Poland
Lukas & EFL
Serbia
Meridian Bank
Portugal
Banco Espirito Santo
Greece
Emporiki Bank
Italy
Banca Intesa
Morocco
Crédit du Maroc
Saudi Arabia
BSF
Egypt
Calyon Bank Egypt
Cameroon
CL Cameroun
Senegal
CLS
Yemen
Calyon Yemen
Congo
CL Congo
Yvory Coast
SIB
Djibouti
Banque Indosuez Mer Rouge
Gabon
UGB
Madagascar
BNI
Chile
Banco del Desarrollo
Uruguay
Credit Uruguay Banco

Subsidiaries
Equity stakes
Non-consolidated holdings

CRÉDIT AGRICOLE S.A.

All the targets set at the time of the initial public offering and acquisition of Crédit Lyonnais have been met

Target set in December 2001 at the time of the IPO

- Strengthen our leadership in French retail banking with performance and profitability targets
- Controlled growth in corporate & investment banking and asset management
- Broaden and capitalise on the Group's European dimension

Business	Target	Met
Regional Banks	• Reduce cost/income ratio by 1% a year	✓
	• Increase net earnings by 50% in 5 years	✓
Consumer credit	• Maintain ROE > 18%	✓
	• Increase net earnings by 50% in 5 years	✓
Corporate and investment banking	• ROE of 14% (average across the cycle)	✓
	• Stable allocation of capital and decrease in cost of risk	✓
Asset management and insurance	• Increase assets under management and net earnings by 7% and 6% respectively a year	✓
	• Continue international expansion	✓
	• ROE of 15% in life insurance	✓
International	• Organic growth in core businesses on a European scale	✓
	• Search for structured partnerships	✓

Targets set in December 2002 upon acquisition of Crédit Lyonnais

- Achieve sustainable, profitable growth in all businesses
- Optimise capital allocation
- Commit to and comply with the synergy programme

Target	Met
Business line ROE target: 18% after tax	✓
Specific ROE targets for each business line	✓
Group ROE target: 15% after tax	✓
Reduce capital allocated to corporate and investment banking	✓
Synergy programme: €760 million in 2006	✓

CRÉDIT AGRICOLE S.A.

Positioning

A substantial increase in scale

€ bn	31/12/2001	31/12/2004	Change 2004/2001	30/09/2005*
Net banking income	6.3	12.5	2 x	10.0
Pre-tax income on ordinary activities	2.3	4.4	+ 91%	4.1
Net income, Group share	1.5	2.2	+ 47%	2.9
Equity	15.0	24.9	+ 66%	29.4

* 2005 data in IFRS

Positioning

Share performance since IPO

Trends in Crédit Agricole S.A. share price, CAC 40 and DJ Euro Stoxx Bank (base 100 at 14 December 2001)



170
150
130
110
90
70
50
Dec-01
Jan.-02
Feb-02
Mar.-02
Apr.-02
May-02
Jun.-02
Jul.-02
Aug.-02
Sept.-02
Oct.-02
Nov.-02
Dec-02
Jan.-03
Feb-03
Mar.-03
Apr.-03
May-03
Jun.-03
Jul.-03
Aug.-03
Sept.-03
Oct.-03
Nov.-03
Dec-03
Jan.-04
Feb-04
Mar.-04
Apr.-04
May-04
Jun.-04
Jul.-04
Jul.-04
Aug.-04
Sept.-04
Oct.-04
Nov.-04
Dec-04
Jan.-05
Feb-05
Mar.-05
Apr.-05
May-05
Jun.-05
Jul.-05
Aug.-05
Sept.-05
Oct.-05
Nov.-05
Average annual profitability over 4 years: 17%*
CA SA basis 100
CAC 40 basis 100
DJ Euro Stoxx BANK basis 100

*Investment in Crédit Agricole S.A. shares at the IPO and reinvestment of dividends

Corporate and investment banking

Edouard Esparbès
Deputy Chief Executive

CRÉDIT AGRICOLE S.A.

Corporate and Investment banking

CALYON CORPORATE AND INVESTMENT BANK · CALYON FINANCIAL · CHEUVREUX · CLSA ASIA-PACIFIC MARKETS

Key figures at 30 September 2005

Employees : 11,000

ROE : 16.5 %

Allocated Capital*



33.7%

Pre-tax income on ordinary activities*



27.0%

* In % of the business lines. Pre-tax income on ordinary activities before integration-related costs and goodwill impairment.

CRÉDIT AGRICOLE S.A.

Contents

Calyon, a powerful investment bank

✓2004: rapid merger

- January 2004: brand launch
- May 2004: transfer of CL assets to CAI, creation of Calyon
- March 2005: completion of synergy programme (almost 20% decrease in employees, cost cuts of nearly €500 million)
- November 2004 – January 2005: post-merger strategic analysis and preparation of business plan.

✓From 2005: sharp improvement in performance

- Revenues up by almost 20% (over the first 9 months of 2005)
- Earnings up sharply: cost/income ratio down more than 8 percentage points, gross operating income up more than 50%, and ROE up 3 percentage points.

A powerful player

- **Good overall quality of teams** → Recognised expertise in several business lines (league tables)
- **Part of Crédit Agricole Group** → Good rating: Aa2/AA/AA-
  - Reputation
  - Robust financial position
  - Potential for synergies with other Group businesses
- **Size of capital (€8.3 bn) and total assets** → Better deal capability (underwriting)
- **Operations in almost 60 countries** → Ability to provide a global offering
  Strong presence in flagship markets for CIB

Robust positions

Tier	Positioning	Activity	France	Europe	World	League tables
Tier 1 player	Calyon has global or regional expertise, and is seen as an industry benchmark or has a niche positioning.	Exotic and structured products	✓	✓	✓	
		Project finance	✓	✓	✓	No. 2 world (3)
		Aircraft finance	✓	✓	✓	No. 2 world (4)
		Ship finance	✓	✓	✓	Top 7 world
		Futures brokerage	✓	✓	✓	No. 6 USA
		Commodities trading finance	✓	✓	✓	No. 2 EMEA (1)
		Credit derivatives	✓	✓	✓	No. 6 world (7)
		Treasury	✓	✓	✓	
		Securitisation	✓	✓	✓	No. 1 France, no. 8 world (3)
Tier 2 player	Calyon has a recognised position in one or several regions.	Equity brokerage	✓	✓	✓	No. 1 France, top 3 Asia (5)
		Export finance	✓	✓		No. 2 France
		Forex	✓	✓		No. 9 world (6)
		ECM	✓	✓		No. 1 world, no. 6 world (3)
		Commercial banking	✓	✓	✓	No. 5 Europe, no. 9 world (2)
		Acquisitions finance	✓	✓		Top 2 France, no. 9 Europe
Developing activities	Businesses in which Calyon is investing	Equity derivatives	✓	✓	✓	
		Bonds/credit	✓	✓		No. 3 France, no. 9 Europe
		Property finance	✓	✓	✓	
		M & A	✓			No. 7 France
		Trade finance	✓			
		Commodities	✓	✓		

(1) Europe/Middle-East/Africa
(2) Syndications
(3) Thomson Financial
(4) Air Finance Journal
(5) Greenwich Associates Asiamoney
(6) Fx Week
(7) Credit Flux

CRÉDIT AGRICOLE S.A.

A comprehensive international network, providing a solid basis on which to develop our product lines



France: 32%
France
Western Europe: 30%
Germany
Austria
Belgium
Spain
Finland
Greece
Italy
Luxembourg
Monaco
Norway
Netherland
Portugal
UK
Sweden
Switzerland
Eastern Europe: 2%
Hungary
Poland
Czech Republic
Russia:
• Moscow
• St Petersburg
Slovakia
Ukraine
Americas: 23%
Canada
United States:
• New York
• Chicago
• Dallas
• Houston
• Los Angeles
Mexico
Venezuela
Brazil
Uruguay
Argentina
Chile
Africa: 1%
Algeria
Tunisia
Morocco
South Africa
Middle East: 2%*
Saudi Arabia: BSF
Bahrain
Egypt
United Arab Emirates
Iran
Israel
Lebanon
Turkey
Yemen
Asia-Pacific: 10%
Australia
China:
• Beijing
• Shanghai
• Guangzhou
• Tianjin
• Xiamen
• Shenzhen
Korea
Hong Kong
India:
• Mumbai
• Delhi
• Chennai
• Ahmedabad
Indonesia
Japan:
• Tokyo
• Osaka
Malaysia
Philippines
Singapore
Taiwan
Thailand
Vietnam:
• Hanoi
• Ho Chi Minh City

Three brokers:

CALYON FINANCIAL — CHEUVREUX — CLSA ASIA-PACIFIC MARKETS

% of client revenues (9m 2005)
* Excluding BSF (Saudi Arabia)

CRÉDIT AGRICOLE S.A.

Contents

CRÉDIT AGRICOLE S.A.

Our ambitions: strengthen our position among the top ten European investment banks

H1-2005 revenues for European CIBs
(€ billion)



7,1
6,3
5,2
4,7
4,2
3,1
3,1
2,8
2,4
2,2
1,3
1,1
1,0
0,9
0,9
0,9
0,7
0,7
0,6
0,5
Deutsche Bank
RBS
UBS
CSFB
HSBC
BNP Paribas
Barclays
Société Générale
ABN Amro
Calyon
Dresdner
Rabobank
HVB
Santander
Intesa
Unicredito
Ixis
Commerzbank
Natexis
BBVA

European banks
ROE > 15% C/I ratio: 50-65%
depending on business mix

Domestic banks
ROE: 10-12%

CRÉDIT AGRICOLE S.A.

Calyon: a tier one bank for corporate and institutional clients

✓ **An ambitious choice:**

- which means being effective and competitive in all corporate and investment banking activities
- our strength: Calyon already has a strong business franchise with 'key clients'

✓ **A choice focusing on growth and profitability:**

- to develop capability in high-value added deals
- to promote steady revenues and earnings over time

This model is tailored to each country according to local market characteristics and Calyon's local operations

Our objective: combine growth with recurring earnings

3 sources of leverage:

✓Increase revenues by:

- more cross-selling
- taking advantage of our greater size, particularly in terms of underwriting capability
- strengthening resources directly involved in origination

✓Further lower the break-even point by:

- improving productivity of front offices
- making our support functions more efficient
- simplifying structures to make them more effective

✓Improve return on risk-weighted assets by:

- shifting the business mix towards capital markets and investment banking and, within financing activities, towards structured finance
- strengthening our ability to actively manage our balance sheet
- developing our positions in geographical areas offering higher margins
- increasing the contribution of fee income to revenues

Contents

The implementation of the business plan: four key components

Four targets essential to a successful implementation of our business plan :

- priority focus on growing the **financial institutions franchise**
- forging a position in the **capital markets** that meets Calyon's ambitions
- growth in **structured finance** based on our already strong positions
- rolling out our business lines on an **international** scale to capture development opportunities in high-growth countries

Priority focus on developing a clientele of financial institutions

✓ An attractive client segment:

- uses little capital and is low risk
- growing rapidly due to the emergence of new players (pension funds, hedge funds), and buoyant activity on the part of traditional players (insurers, asset managers)
- offers strong growth potential for Calyon.

✓ Clearly identified priorities:

- asset managers generally
- hedge funds selectively, with support from the Group's brokers
- locally identified key targets: local authorities and regional banks in the USA, asset managers and regional banks in Japan

✓ Revenue growth target of 12% a year:

- in line with our ambitions for selling capital markets products
- which also implies growth in revenues from equity brokerage (strengthening Cheuvreux's positions in Europe and particularly the UK, and CLSA's positions in Asia and particularly Japan) and financial futures brokerage (Calyon Financial)

Building up a first-class position in the capital markets (1)

Revenues growth target: 40% in 2006-2008

In all product lines:

- broaden the product offering by developing innovative capability
- achieve a balance between plain vanilla products (low margin, steady high volumes) and structured products (high margin, higher volatility)
- strengthen trading capability (especially in equity and fixed income derivatives) to make product lines more effective
- strengthen electronic distribution capability

More specifically:

- Equity and fund derivatives: first priority: double revenues in 2006-2008 to join the market leaders
  - extend commercial offering (asset managers, hedge funds, regional banks outside France) and improve structuring capability
  - continue efforts in fund derivatives by strengthening the platform of accounts managed by CASAM

Building up a first-class position in the capital markets (2)

- ✓ **Commodities: join the world's top ten**
  - business line earmarked for specific investment
- ✓ **Fixed-income:**
  - maintain our position as leader in structured products
  - strengthen contribution of plain vanilla products to total revenues
  - roll out product offering to emerging markets: Middle East, central and eastern Europe, Latin America
- ✓ **Forex: optimise cost/income ratio**
  - take on the electronic challenge to scale up activity
  - improve position with asset managers and hedge funds.
- ✓ **Bonds: become a European benchmark**
  - first: consolidate in EUR zone
  - second: develop USD activity
  - third: gain niche positions in emerging markets
- ✓ **Structured credit, securitisation: strengthen leading position; target: world's top five**

CRÉDIT AGRICOLE S.A.

Growth based on already strong positions in structured finance (1)

✓**An attractive but demanding sector:**

- average margins higher than commercial banking
- new growth opportunities in areas where margins are higher and/or growth potential has not yet been fully exploited by Calyon (Middle East, Latin America)
- need for in-depth expertise to offer competitive solutions while controlling end risk, through structuring and guarantees
- evolving market: more sophisticated products, emergence of new techniques (Islamic finance, local tax vehicles, etc.) and new needs (demand for complex solutions combining debt, advice, equity and market products)

Growth based on already strong positions in structured finance (2)

✓ **Revenue growth target 20% in 2006-2008, with differentiated strategies depending on segment:**

- consolidate our leading position in project finance (Calyon one of world's top two in 2005), aircraft and ship finance (Calyon among world leaders)
- step up growth in commodities and export finance
- gain further market share and extend our geographical coverage on a selective basis in buy-ins/buy-outs and property finance
- create new momentum in trade finance activities drawing on our international network and our clientele of corporate and banking customers

International markets: strengthen our positions where we already have a solid base

✓ **Western Europe: make Europe our domestic market**

- an ambitious plan to grow our corporate and, above all, institutional client base
- … supported by strengthened origination capability: broader geographical coverage, recruiting more local senior bankers

✓ **USA: step up growth in high value-added activities**

- continued shift in revenue mix (from financing to markets)
- … particularly by developing institutional clientele and broadening our range of capital market products

✓ **Asia: local strategies to capitalise on the region's growth**

- Japan: growth focused on capital markets and some structured finance segments (real estate, exports, aircraft)
- other major Asian countries: broaden domestic clientele based on our already strong positions in the markets (Korea, Taiwan, HK) or in structured finance (Australia)

International markets: capture development opportunities in high-growth countries

✓ **China: roll out business**
- broaden offering in capital markets products (derivatives licence)
- develop relationships with major emerging Chinese groups
- draw support from CLSA's presence and reputation.

✓ **India: target is to triple revenues in 3 years**
- broaden clientele of major local groups
- roll out capital markets activities
- expand network (Bangalore, Poona).

✓ **Latin America: target is to double revenues in 3 years**
- broaden clientele of corporates and financial institutions
- selectively roll out structured finance products in the markets

✓ **Middle East: capitalise on expertise to grasp opportunities**
- particularly in structured finance
- strengthen capital markets activities using Bahrain as a springboard
- specific focus on developing relationships with financial institutions

Contents

Calyon's business plan:
aim is to achieve profitable growth

Our ambition is to consolidate and improve on our position among the top ten major european banks:

- **commercial target**: gain market share with the aim of achieving strong revenue growth (≈ + €850 million in 3 years)

- **financial target**: achieve profitability in line with European peers (cost/income: ≈ 60%, ROE: ≈ 15% with normalised cost of risk) by 2007, and then consolidate

Financing activities

	2004	2008
C/I ratio	**52%**	**40%**
ROEn[1]	**12%**	**12%**

N.B.: in 2004, reported ROE was 14.6%

Capital markets and investment banking

	2004	2008
C/I ratio	**86%**	**70%**
ROE	**11%**	**24%**

Total

	2004	2008
C/I ratio	**71%**	**60%**
ROEn[1]	**11%**	**15%**

N.B.: in 2004, reported ROE was **12.9%**

[1] ROE with normal cost of risk at 30 bp

CRÉDIT AGRICOLE S.A.

Specialised Financial Services

Patrick Valroff

CRÉDIT AGRICOLE S.A.

Specialised Financial Services

SOFINCO construisons vos rêves - FINAREF - CRÉDIT AGRICOLE LEASING - EUROFACTOR Partenaire officiel de votre poste clients

Agos Itafinco - Credibom - Credicom - Creditplus - Credigen - CP Leasing

Dan'Aktiv - Finconsum - Lukas EFL - Ribank - Wafasalaf

Key figures as at 30 September 2005

Headcount: 11,000 employees

ROE: 23.2%



Allocated capital
8.8%



Pre-tax income on ordinary activities*
11.7%

* In % of the business lines. Pre-tax income on ordinary activities before integration-related costs and goodwill impairment.

A significant contributor to Group income and profitability

Strong international presence

NBI	Net income	Allocated equity


France
66%
France
63%
Consumer
credit
59%
Lease-finance
28%

€2,387m 19% of Group total	€412m 13% of Group total	€2.1 bn 9% of Group total

ROE = 19.7%

Note: 2004 results (French GAAP)

Key stages in building consumer credit business

- 1999: Acquisition of Sofinco
- 2000: Acquisition of stake in Finconsum in Spain with Caixa
- 2001: Acquisition of Lukas in Poland
  Launch of partnership with Crédit Lyonnais
- 2002: Acquisition of Finaref and Finaref Nordic
- 2003: Acquisition of controlling interest in Credibom in Portugal
  Start-up of Credicom in Greece with Emporiki
- 2004: Sofinco/Finalion merger
  Acquisition of Dan'Aktiv in Denmark
- 2005: Acquisition of CP Leasing in Czech Republic.

Targets announced at time of IPO (2001):
Net income: €150m; ROE: > 18%
Results as of 30/09/2005: net income: €331*; ROE: 32.5%*

* Before integration-related costs and goodwill impairment

Consumer credit: asserting leadership in Europe

Outstandings under management (€bn)



12.6
15.1
18.4
28.1
31.7
2000
2001
2002
2003
2004

Increase, 2000-2004



+ €19.1bn
+6.7
Organic growth
Partnerships
Acquisitions

Over 2006 - 2008

- continue to develop loans outstanding
- achieve balanced growth in outstandings, along the same lines as in the past
- maintaining ROE at > 20%

Consumer credit: asserting leadership in Europe

✓ French market: working to develop our revenue base

- a business model based on capturing customers and cultivating their loyalty (all channels, all products).



1. Prospecting
2. Management and conversion
DISTRIBUTING CREDIT AT SALES OUTLETS
DIRECT MARKETING TO CONSUMERS
Car dealerships
Stores
Major chains
Major media
Mailings
Unaddressed printed matter
Internet
First level of production + building up customer database
Second level of production = cross-selling and managing revolving accounts

Consumer credit: asserting leadership in Europe

✓ In France: working to develop our revenue base

- Efforts to focus on three areas:
  - **expanding the product range, primarily:**
    . through product innovation (cards)
    . by opening up new market (pleasure boats, long-term rental for individuals, assistance, etc.)
  - **intensifying sales momentum:**
    . tapping new segments
    . building up loyalty (modernising customer relationship)
    . using the new technologies (Internet)
  - **building stronger partnerships**

CRÉDIT AGRICOLE S.A.

Consumer credit: asserting leadership in Europe

✓In the French market:

- **Improving operational effectiveness:**
  - continuing to develop synergies between Sofinco and Finaref (Project European Leader):
    - gradual IT systems convergence
    - intensified exchanges of know-how
- **Stepping up cooperation with the Regional Banks and LCL**
- **Controlling risk:**
  - maintaining existing lead over the competition – a key component in sustaining profitability (modernising collections process)
  - working towards pooling of tools by Sofinco and Finaref (modernising recovery process).

Change in intermediation ratio (1)

2003	2004	2005
71.7%	70.2%	68.7%

(1) Operating costs + risk-related costs / NBI. 2003: French GAAP.

CRÉDIT AGRICOLE S.A.

Consumer credit: asserting leadership in Europe

International: presence in 15 countries



Finconsum
Ownership 45% Sofinco, 55% Banco de Europa
Production €345m
Outstandings €325m

Dan'Aktiv
Ownership 100% CA S.A.
Production €49m
Outstandings €104m

Finaref Nordic
Ownership 100% CA S.A.
Production €100m
Outstandings €223m

Finaref Benelux
Ownership 100% CA S.A.
Production €55m
Outstandings €78m

Lukas
Ownership 100% CA S.A.
Production €923m
Outstandings €801m

Ribank
Ownership 100% Sofinco
Production €161m
Outstandings €468m

Creditplus
Ownership 100% Sofinco
Production €613m
Outstandings €1,036m

Credibom
Ownership 100% Sofinco
Production €279m
Outstandings €551m

Wafasalaf
Ownership 33.4% Sofinco, 66.6% Wafabank
Production €318m
Outstandings €592m

Agos Itafinco
Ownership 51% Sofinco, 49% Banca Intesa
Production €3,776m
Outstandings €4,922m

Credicom
Ownership 50% Sofinco, 50% Emporiki
Production €101m
Outstandings €84m

Credigen
Ownership 100% Sofinco
Production €26m
Outstandings €30m

CP Leasing
Ownership 100% Sofinco
Production €88m
Outstandings €176m

End-2004 figures

CRÉDIT AGRICOLE S.A.

Consumer credit: asserting leadership in Europe

✓ International: determination to expand operations

- **Bolstering growth of existing subsidiaries :**
  - **by continuing to transfer expertise:**
    - launch of credit cards in Poland
    - creation of car leasing business in Italy and Portugal
    - overhauling IT systems in the Netherlands and Poland
  - **through acquisitions to enhance the business portfolio or increase distribution capacity:**
    - Credor in Morocco (2004)
    - Credilar in Portugal (2005)

Consumer credit: asserting leadership in Europe

✓ **Abroad: determination to expand**

- **Boosting growth of existing subsidiaries:**
  - **expanding the portfolio of partnerships in all market segments:**
    - Automotive, with PSA in Poland and Renault in Morocco;
    - Mass retailing:
      - Italy: Carrefour, Auchan, FNAC
      - Portugal: FNAC, Redoute
      - Spain: FNAC, Redoute, IKEA
      - Poland: Auchan
  - **deploying Finaref's insurance range across all subsidiaries in the business line.**

CRÉDIT AGRICOLE S.A.

Consumer credit: asserting leadership in Europe

✓ International: determination to expand

- **Investing in new countries, to:**
  - find additional sources of growth;
  - work alongside our partners as they expand internationally;
  - underpin the Group in its pan-European strategy.

- **Recent transactions:**
  - April 2004: Dan'Aktiv in Denmark
  - August 2005: CP Leasing in the Czech Republic.

Leasing: key stages in building the business

- 1969: creation of Ucabail
- 1997: acquisition of Auxifip, specialising in public/private sector partnerships
- 2000: Crédit Lyonnais and CCF merge their Slibail and Loxxia subsidiaries to create jointly-owned Lixxbail
- 2001 : Acquisition of EFL
- 2002: Crédit Lyonnais acquires 100% of Lixxbail
- 2004: Crédit Agricole Leasing created by the merger of Ucabail-Lixxbail-CBIF
  - 5 business lines
  - 5 distribution channels

Outstandings more than doubled between 2000 and 2004 from €5.5bn to €12.5bn

Leasing: creating an area of excellence

✓ Strengthening leadership in France

- **Modernising and industrialising CA Leasing to make it the most effective operator in the market, with these goals:**
  - to be the uncontested leader in property and equipment leasing in France;
  - to be an effective challenger in specialised leasing with services (IT systems leasing, energy production and savings, long-term rental).
  - Streamlining to result in the following:

23 companies	→	8 companies
10 information systems	→	2 information systems, 1 accounting system
8 types of corporate status	→	1 corporate status
23 brands	→	7 brands

10-point gain in cost/income ratio by 2008

Leasing: creating an area of excellence

✓ Strengthening leadership in France

- **To significantly strengthen our competitive advantages, particularly:**
  - appraisal quality for all asset categories:
    4,500 equipment items valued in the database to optimise calculation of lease payments and control over final risk
  - recognised expertise in forming public/private sector partnerships and in sustainable development:
    50 out of 73 gendarmerie police barracks, 2 out of 5 hospitals, waste treatment, district heating, wind farms (20% of installed base financed), etc.
  - completion (mainly with CA Immobilier or Calyon) of complex financing transactions (€115m property complex for Air France, lifting equipment fleet for a major builder, etc.)
- **To provide effective support to the Regional Banks and LCL**:
  - by helping them to increase the penetration rate of leasing among their customers;
  - by serving as a tool to capture customers in the small business market.
- **To develop services related to financing (insurance, maintenance, etc.) and cross-selling.**

Leasing: creating an area of excellence

✓ Building an international presence

- **By bolstering EFL's position as market leader in Poland**
  - maintain positions as No. 1 in car leasing and No. 1 in truck leasing;
  - develop positions in industrial machinery and equipment financing;
  - launch a CBI operation.
- **By taking advantage of opportunities offered by the Group's foreign expansion**

→ at least 25% of net income from international business in 2008

Factoring: key stages in building the business

- 1985: Creation of Transfact by Crédit Agricole, Factofrance Heller and Groupama
- 2000: Creation of Eurofactor from merger of Slifac and SFF
  → Eurofactor 50/50 owned by Crédit Lyonnais and Euler Hermes
- 2001: Transfact becomes 100% owned by Crédit Agricole
  Eurofactor – Transfact partnership
- 2004: Acquisition of 100% of Eurofactor
- 2005: Eurofactor – Transfact merger
  → Creation of French leader in factoring

Nine-fold increase in factored receivables between 2000 and 2004 from €3.1bn to €27.6bn

To be the European leader in factoring

✓ Domestically: three major goals

- To increase penetration of factoring in the very small company market by creating simplified products that are integrated into the branch bank network offering and by automating payment management.

- To develop value-added services (account collection, commercial information, back-up servicing in securitisation, integrated pan-European range, etc.) for small and mid-size companies and corporate customers.

- To grow stronger links with networks that bring in business (branch bank networks and business finders) through a brand policy and dedicated distribution tools.

o be the European leader in factoring



EUROFACTOR UK LTD
London
EUROFACTOR AG
Munich
EUROFACTOR
HISPANIA
Madrid
EUROFACTOR
PORTUGAL
Lisbon
EUROFACTOR
SA/NV
Brussels

✓**Internationally: bolster our market share appreciably**

- Continue to develop existing subsidiaries
  - by capitalising on an integrated information system to generate a network effect
  - by transferring product innovations and know-how



Growth in network factored receivables from Eurofactor's international subsidiaries
€bn
3.9
4.5
6.8
7.4
8.1
2000
2001
2002
2003
2004

CRÉDIT AGRICOLE S.A.

To be the European leader in factoring

✓ **Internationally: bolster our market share appreciably**

- **Grow partnerships with local branch banking networks**
  (Deutsche Bank, Dresdner Bank, Bankoa, etc.)

- **Make targeted acquisitions**
  - to strengthen existing positions
  - to cover new, high-potential countries

To be the European leader in factoring

✓Internationally: set up partnership with Intesa Mediofactoring:

- **At the commercial level:**
  - extend pan-European offering in Italy through Intesa Mediofactoring;
  - crossed import-export flows between Intesa Mediofactoring and Eurofactor;
  - back-up servicing in securitisation;
- **At the industrial level:**
  - joint invitation to tender in credit insurance;
  - launch IT system convergence project;
  - exchange best practices.

Goals of SFS business line in the framework of the Group development plan

- ✓ **Consolidate our leadership position in France.**
- ✓ **Accelerate synergy generation with all Group entities.**
- ✓ **Continue to expand internationally.**

Overall, to drive sustainable, profitable development with a predominantly international focus.

Projected development plan results for SFS business line

- ✓ **Annual growth in net income ≥ 10% between 2006 and 2008**
- ✓ **NBI from international operations ≥ 45% in 2008**
- ✓ **Maintaining ROE at over 20%**

Asset management and investor services

Thierry Coste

CRÉDIT AGRICOLE S.A.

Asset management and investor services

CRÉDIT AGRICOLE ASSET MANAGEMENT

CASAM - SYSTEIA - IDEAM

CAAIPG - CPRAM - CAAM Immobilier

caceis INVESTOR SERVICES

BFT BANQUE DE FINANCEMENT ET DE TRÉSORERIE

Key figures at 30 September 2005

Employees: 3,500

Allocated capital


1.6%

Pre-tax income on ordinary activities*


8.8%

* In % of the business lines. Pre-tax income on ordinary activities before integration-related costs and goodwill impairment.

CRÉDIT AGRICOLE S.A.

Contents

✓Asset management – CAAM Group

- Presentation of business segment
- Broad industry trends
- Competitive positioning
- Key strategic priorities
- Potential sources of growth
- Growth targets through to 2008

✓Investor services – CACEIS

- Presentation and positioning
- Broad industry trends
- Key strategic priorities and growth targets through to 2008

Multi-specialist asset management business

Assets under management at 30 September 2005 (€ bn)

CRÉDIT AGRICOLE S.A.

CAAM Group — **Assets under management: €402.1 billion**

Fundamental investment	**Crédit Agricole Asset Management** 337.1					
Specialist investment	**CASAM** Structured investment 33.0	**CA-AIPG** Alternative multi-manager investment 11.2	**Systeia** Alternative investment 0.8	**CPR-AM** Quantitative investment 16.8	**I·DE·A·M** Socially responsible investment 1.0	**CAAM Immobilier** Property investment management 2.2

Strong international presence focused on Europe and Asia

Assets under management (at 100%) at 30 September 2005 (€ bn)


Subsidiary/JV
JV/partnership
Representative office
Platform
(x%) Group holding
Finland
UK (100%): 4.6
Benelux
South Korea (40%(3)): 5.5
US - Chicago
CA-AIPG platform
Greece (20%(2)): 2.9
Spain (100%(1)): 5.8
US - Washington
EMM (15%)
United Arab
Emirates
Japan (100%): 7.4
Morocco (34%): 2.9
Italy - CAAM SGR (100%): 10.2
Nextra (4)
+98
Hong Kong - Singapore (100%): 2.3

(1) 45% Calyon
(2) 80% Emporiki
(3) 60% NACF
(4) Closing expected by end 2005

CRÉDIT AGRICOLE S.A.

Broad industry trends: a changing industry with attractive growth prospects

- ✓ **Growth prospects underpinned by structural increase in savings due to demographic trends through to 2020**
- ✓ **Move towards open architecture for high net worth clientele**
- ✓ **Demand polarised between high value-added products and standard products**
  - Gradual shift towards passive investment
  - Strong growth in structured products: guaranteed return funds, formula funds, CDOs
  - Growth in speciality products: alternative, absolute return, profile equity products, property
- ✓ **Industry in consolidation phase with emergence of multinational leaders**
  - Acceleration in M&A driven by economies of scale and major expertise
  - Sector polarised between niche players and consolidators

- ✓ **Expected growth in assets under management: 6-10% over the long term**
- ✓ **Profitability expected to remain high**
  - **attractive operating margins*: about 40% on average in Europe**
  - **high ROEs**

* Operating income/NBI

Competitive positioning – CAAM poised to become Europe's fifth biggest asset manager

Assets under management for European players, December 2004 (€ bn)



Barclays Global Investor
1,045
1
Allianz Global Investors
736
2
Deutsche AM (Deutsche Bank)
537
3
UBS Global Investors
409
4
CAAM + Nextra*
394
5
IXIS AM
383
6
HSBC AM
377
7
AXA IM
345
8
CAAM
333
9
ING IM
302
10
Aegon AM
296
11
SGAM
267
12
Crédit Suisse AM
250
13
BNP PAM
196
15
Nextra Group
98**
26

* Assets under management in Italy (Nextra and CAAM Sgr) consolidated at 65%

** as at 30 September 2005

Source: IPE ranking August 2005

Competitive positioning: strong growth based on an innovative distribution partnership model

Estimated breakdown of assets of CAAM's main competitors



Assets under management (€ bn)
International
Nextra(4) + CAAM SGR (4)
CAAM
241
14
287
20
333
30
462(2)
34
70
AXA IM (3)
268
158
292
171
345
198
382(4)
220
SGAM (3)
232
97
239
100
267
112
313(2)
131
BNP PAM (3)
160
70
180
79
196
86
226(4)
104
ABN AMRO AM (3)
150
103
156
108
161
112
173(2)
123
2002
2003
2004
2005

CAGR(5)		Main international developments
+ 108%	+ 18%	▪ Acceleration through integration of Nextra ▪ CAGR ex Nextra : + 40%
+ 14%	+ 17%	▪ 2005, acquisition of Framlington (UK – AUM +€7 bn) ▪ 1999, acquisition of Rosenberg (USA – AUM + €7 bn)
+ 12%	+ 12%	▪ 2001, acquisition of TCW (USA – AUM + €86 bn)
+ 17%	+ 13%	▪ 2005, acquisition of FundQuest (USA, Europe – AUM + €8,3 bn) ▪ 1999, acquisition of controlling stake in FFTW (USA – AUM + €15 bn)
+ 7%	+ 2%	▪ 2002, acquisition of controlling stake in Artemis (UK – AUM €3,6 bn) ▪ 2000, acquisition of Alleghany AM (USA – AUM+ €41 bn)

(1) Consolidated at 65% (2) End September 2005 (3) Share of international estimated
(4) End June 2005 (5) Compound annual growth rate
Source : Analyst presentations, annual reports, press releases, websites 70

CRÉDIT AGRICOLE S.A.

Key strategic priorities

	Developments
Support the Group in its drive to broaden its business franchise	▪ Encourage long-term investment in mutual funds and unit-linked funds by retail customers (LCL and Regional Banks) ▪ Grow corporate and institutional clientele, particularly by working closely with Calyon (CASAM joint venture) ▪ International retail banking
Expand internationally, with focus on distribution partnerships	▪ Develop Banca Intesa group clientele using Nextra as a springboard ▪ Consolidate development of partnerships in Japan (Resona) and Korea (NACF) ▪ Forge partnership with the Agricultural Bank of China (ABC) ▪ Develop activity with international distributors
Round out our expertise and strengthen leading position in innovative products	▪ Develop innovative tailored products for our networks and partners (e.g. Atout Vivactions) ▪ Strengthen our leadership in 'technical products' based on fixed-income expertise ▪ Seek to acquire expertise in the USA and UK ▪ Consolidate on improvement in European equity investment offering

CRÉDIT AGRICOLE S.A.

CASAM: develop structured investment products



CRÉDIT AGRICOLE ASSET MANAGEMENT
CALYON
50%
50%
CRÉDIT AGRICOLE STRUCTURED ASSET MANAGEMENT

Combine asset management and investment banking capability to develop a comprehensive range of structured investment, alternative investment and ETF products

- Capitalise on CAAM's position in structured investment funds in France and Japan and on its expertise in alternative multi-manager funds (CA-AIPG)
- Step up growth drawing on Calyon's international network and client base

Targets (€ bn) ■ International

✓ **Assets under management:** +€12 billion in two years



33
45
2005*
2007

✓ **New business:** double volumes in two years and increase weighting to international business



6.8
2.7
12.5
6.6
2005
2007

✓ **Structured funds:** broaden range and continue international roll-out (Italy, Spain, Hong Kong, Korea and China)

* At 1 September 2005

CRÉDIT AGRICOLE S.A.

Nextra: Develop Banca Intesa group clientele

CRÉDIT AGRICOLE ASSET MANAGEMENT — 65% → Nextra Investment Management SGR / CAAM SGR ← 35% — Banca Intesa

✓ Combine CAAM's **expertise** with the Banca Intesa Group's **powerful distribution network**

- 3,300 branches, including 500 in eastern Europe
- 8 million customers in Italy
- Access to a broad base of institutional clients
- €98 billion in assets under management at 30 September 2005

Targets

➡ Step 1: **create new momentum** in mutual funds across Banca Intesa Group networks

- These networks have focused heavily on life insurance and structured bond products in last three years
- Three products already being prepared for first half of 2006
- Overall target: ~ €5 bn in new business each year

➡ Step 2: **develop direct** customer franchise of institutional investors and third party distributors

ABC – Finalise negotiations for a distribution partnership



Expertise in investment management and risk control systems
中国农业银行
AGRICULTURAL BANK OF CHINA
CRÉDIT AGRICOLE ASSET MANAGEMENT
Chinese law asset mgt company
Availability of distribution network
CHALCO
中国铝业股份有限公司
ALUMINUM CORPORATION OF CHINA LIMITED

Growth targets through to 2008

In € bn


International
AUM
+ €138 billion**
600
172*
30% international
Nextra* +
CAAM SGR*
462
70
34
30 september 2005
2008
NEW BUSINESS
50% international
38
19*
19
30
13
17
2005 estimate
2008

* Italian business 65% consolidated
** Estimated market effect of about 2%

Contents

Presentation and positioning of CACEIS

CRÉDIT AGRICOLE S.A. | CAISSE D'EPARGNE

caceis
Joint Venture
50/50

Global custody | **Fund administration** | **Issuer services**

France

- No. 1 custodian (30% market share)
- No. 1 mutual fund custodian (35% market share)
- No. 1 in fund administration and accounting (40% market share)
- Among top three in issuer services

Europe

- No. 3 in Europe in custody and fund administration behind BNPP and UBS
- Operations in Luxembourg, Netherlands, Belgium, Spain and Ireland

Broad industry trends

Demand becoming more sophisticated

- Growing demand for integrated services on a pan-European and even global level
- Greater complexity and higher technical content due to increasing sophistication of financial instruments (composite derivatives, etc.)
- Fragmentation of the asset management value chain, which is strengthening custodians' access to information and allowing them to offer higher value-added services
- Very heavy consumption of IT development resources
- Strong customer pressure over cost control

Sector consolidation on a world scale

- Quest for economies of scale and expertise
- Domestic consolidation: 3-4 players dominate the market in each European country
- US leaders have taken the market by storm:
  - State Street: European presence increased fourfold in 3 years
  - BoNY: acquisition of investor services business of Natexis BP, Standard Life and Nordea

Key strategic priorities and growth targets through to 2008

- ✓ **Strengthen our leadership in France and Luxembourg, and expand internationally**
  - In Luxembourg, become one of top two in fund administration
  - In Ireland, become one of top ten fund administrators
- ✓ **Improve business efficiency and reduce cost/income ratio (from 80% to 74% in 3 years)**
- ✓ **Keep the partnership open to other strategic alliances**

Impact (€ millions)

Revenues*: **+ 7% a year over the next three years**



487
600
2005
2008

* 100%

CRÉDIT AGRICOLE S.A.

International Development Project

Jean-Frédéric de Leusse

CRÉDIT AGRICOLE S.A.

A Group with a strong existing international presence

- ✓ **International staff: 31% of Crédit Agricole S.A.'s total staff**
- ✓ **International NBI: 35% of Crédit Agricole S.A.'s total NBI**
- ✓ **Geographical coverage: 60 countries**

International contribution to NBI by business line



SFS
36 %
CIB
67 %
Asset management and insurance
28 %
IRB
100 %

An international presence in all business lines

- ✓ **Calyon:** a full international network, platform for development of product lines
- ✓ **CAAM:** expansion into Asia (South Korea, Japan, China); one of the top 5 in Europe since the acquisition of Nextra
- ✓ **Specialised financial services**: a European network with a presence in 14 countries
- ✓ **International retail banking:** positions in more than 20 countries
- ✓ **Private banking:** a global network based around our offices in Switzerland, Monaco and Luxembourg
- ✓ **Insurance:** a presence in Portugal (via Tranquilidade Vida and ES Seguros), Lebanon (via Bancassurance SAL), Greece (via Emporiki Life), Japan and Serbia (companies in the process of being created)

Crédit Agricole's international development project

- ✓ **The market:**

  Within the EU: the gradual harmonisation of regulations will lead to bringing of banking and financial services markets closer.

  Around the EU: convergence is producing strong growth in banking activity and reducing country risk.

- ✓ **A belief:** play convergence, European consolidation and harmonisation of market regulations.

- ✓ **An approach:** develop our positions in distribution networks to expand and optimise our production capability.

- ✓ **Our goal: 50% of NBI at Crédit Agricole S.A. generated internationally**
  - A presence in several domestic markets in Western Europe
  - Rapid growth of NBI from international retail banking
  - Positioning in fast-growing countries in the area of convergence with the European Union (Eastern Europe and the Mediterranean Basin)

A priority: The European Union

✓ Analysis

- European consolidation remains limited to a few specific cases:
  - **Santander / Abbey**
  - **Unicredito / HVB**
  - **ABN / Antonveneto**

  these deals do not have any common, clear model for the creation of value

- Numerous investment opportunities in product platforms

⇨ **Creating value by emphasising the quest for a fit between distribution networks and specialist subsidiaries in non-banking financial products**

- Asset management
- Life assurance, casualty and property insurance, loans insurance, insurance of risks associated with the banking business
- Lease-finance
- Consumer credit

A priority: the European Union

✓ **Overall objectives:**

- Strengthen our partnerships in Italy and Portugal.
- Strengthen our presence in distribution networks.
- Strengthen our industrial platforms and disseminate our expertise.

✓ **Retail banking objectives:**

- Review of options for changes in the holding in Emporiki currently under way.
- Case-by-case approach to any other opportunities, as a function of the potential creation of value.

Seeking new growth drivers

- ✓ **The Group wants to establish a presence in countries with strong growth potential, in or close to Europe, through its various business lines: Eastern Europe, Middle East, Mediterranean Basin**

- ✓ **Invest in medium-sized banks, as a majority shareholder, with or without local partners.**

- ✓ **Seek companies offering strong organic growth**

- ✓ **Creating value at two levels:**
  - Transfer of expertise
    - Commercial (network structures and management)
    - Integration of product lines in banks (insurance, asset management, etc.)
    - ...
  - Industrial platforms
    - Payment instruments (cards)
    - Management system
    - ...

Investment criteria

✓**Industrial and managerial criteria:**

- Transportable expertise
- Extension of product platforms
- Human Resources

✓**Financial Criteria:**

- Positive impact on EPS (within two years)
- Return on investment above the cost of capital (within four years)

International business line development projet

CIB : A comprehensive international network

✓ Consolidate our positions in places where we have a solid base:
- **Western Europe**: make Europe our domestic market
- **USA**: step up growth in value added business areas
- **Asia**: local strategies to take advantage of the region's growth

✓ Take opportunities to expand in fast-growing countries
- **China**: deployment of business lines
- **India**: goal of tripling revenues over three years
- **Latin America**: goal of doubling revenues over three years
- **Middle East:** using our expertise to seize opportunities



France
France
Western Europe
Germany
Austria
Belgium
Spain
Finland
Greece
Italy
Luxembourg
Monaco
Norway
Netherlands
Portugal
UK
Sweden
Switzerland
Eastern Europe
Hungary
Poland
Czech Republic
Russia:
• Moscow
• St Petersburg
Slovakia
Ukraine
Asia / Pacific
Australia
China:
• Beijing
• Shanghai
• Guangzhou
• Tianjin
• Xiamen
• Shenzhen
South Korea
Hong Kong
India:
• Mumbai
• Delhi
• Chennai
• Ahmedabad
Indonesia
Japan
• Tokyo
• Osaka
Malaysia
Philippines
Singapore
Taiwan
Thailand
Vietnam :
• Hanoi
• Ho Chi Minh City
Americas
Canada
USA:
• New York
• Chicago
• Dallas
• Houston
• Los Angeles
Mexico
Venezuela
Brazil
Uruguay
Argentina
Chile
Middle East
Saudi Arabia :
BSF
Bahrain
Egypt
United Arab Emirates
Iran
Israel
Lebanon
Turkey
Yemen
Africa
Algeria
Tunisia
Morocco
South Africa

CRÉDIT AGRICOLE S.A.

International business line development projet

SFS: Confirming our role as a European leader

✓ Backing growth at existing subsidiaries:

- continuing the transfer of expertise
- making acquisitions that enhance the business portfolio or increase distribution capability
- extending the portfolio of partnerships
- rolling out the Finaref insurance offering to all business line subsidiaries

✓ Investing in new countries:

- finding new sources of growth
- accompanying our partners in their international expansion
- supporting the Group in its pan-European strategy


Finaref Nordic
Finaref Nordic
Finaref Nordic
Dan Aktiv
Ribank
Lukas
EFL
Eurofactor
Eurofactor
Finaref Benelux
Creditplus
Bank
Eurofactor
CP Leasing
Sofinco, Finaref, CA
Leasing, Eurofactor
Credigen
Credibom
Eurofactoring
Credilar
Finconsum
Inter-factor
Groupe
Agos Itafinco
Emporiki Credicom
Wafasalaf

CRÉDIT AGRICOLE S.A.

Asset management: a strong international presence focused on Europe and Asia

✓ **Supporting the Group in the development of its client base:**

- Developing corporate and institutional clients through close cooperation with Calyon
- International retail banking

✓ **Developing international business by concentrating on distribution partnerships:**

- Developing Banca Intesa group client base, with Nextra
- Strengthening partnerships in South Korea (NACF) and Japan (Resona)
- Building cooperation with Agricultural Bank of China (ABC)
- Boosting business levels by working with international distributors


Subsidiary / JV
JV / Partnership
Representative office
Platform
(x%) Share held by Group
US - Chicago
Platform CA-AIPG
US - Washington
EMM (15%)
UK (100 %)
Spain (100 %(1))
Morocco (34 %)
Italy - CAAM-SGR (100%)
Nextra
Finland
Benelux
Greece (20 %(2))
United Arab Emirates
South Korea (40 %(3))
Japan (100 %)
Hong-Kong - Singapore (100 %)

(1) 45% Calyon
(2) 80% Emporiki
(3) 60% NACF

International business line development projet

Insurance

✓A presence

- In Portugal (bankinsurance, life and casualty/property)
- In Luxembourg (Predica Europe)
- In Lebanon (Bancassurance SAL)
- In Greece (Emporiki Life)
- In Japan and Serbia (companies in the process of being created)

✓**A new growth engine for the Group,** with strong development ambitions

✓**A specific know-how** in life bankinsurance (the Predica model) and in casualty and property insurance (the Pacifica model), as well as a recognised expertise in loans insurance and insurance of risks associated with the banking business (Finaref Assurance, Camca, Afcalia)

✓**An industrial approach** to mass markets

✓**Priority to openings** in Western Europe, with extra ones in Eastern Europe and Asia

International business line development projet

International private banking

✓ Main features of current international positioning

- **The Group is well represented in the major European International Private Banking markets (except London) with nearly €50bn in private banking assets outside France: N° 1 in Monaco, 2nd or 3rd largest foreign bank in Switzerland, in the top 10 in Luxembourg**

- **Rest of the world covered by a structure that needs to be expanded:**
  - CA Suisse has branches in Singapore and Hong Kong covering Asia
  - CA Suisse has a Bahamas subsidiary
  - CL Miami (US non-resident clientele: South American entrepreneurs)
  - Own structures (domestic banks) in Spain and Brazil

✓ Goals and international development strategies

- **To be a major and profitable player in each market where we have a presence, without seeking to match the US and Swiss global players**
  - by focusing on stepping up the pace of organic growth
  - by strengthening the structure through targeted acquisitions (size, integration)
  - by basing actions on Group projects, particularly in international retail banking

CRÉDIT AGRICOLE S.A.

International business line development projet

International retail banking

	Contributions 9M-05
Revenues	228 M€
GOI	32 M€
Equity affiliates	344 M€
Net income	361 M€

Key figures at 30 September 2005

Staff: 4,000

ROE: 21%

Allocated Capital


9.5%

Pre-tax income on ordinary activities*


7.4%

* In % of the business lines. Pre-tax income on ordinary activities before integration-related costs and goodwill impairment.

International business line development projet

International retail banking

✓ A significant presence in Europe

Two equity stakes, consolidated as affiliates, with a particular influence on future growth and a structured relationship between shareholders:

- Biggest shareholder in Italy's largest bank, Intesa, with a 17% share
- Second largest shareholder, alongside the family grouping, in Banco Espirito Santo in Portugal (22 %)
- A 9% stake in Greek bank Emporiki
- Subsidiaries in Poland (Lukas, 100%) and Serbia (Meridian Bank, 71%).

✓ **A network in Africa and the Middle East :** Morocco, Senegal, Ivory Coast, Gabon, Cameroon, Congo, Djibouti, Madagascar and, through Calyon, Saudi Arabia and Egypt.

International business line development projet

IRB: International presence is already significant



Poland
Lukas & EFL
Serbia
Meridian Bank
Portugal
Banco Espirito Santo
Greece
Emporiki Bank
Italy
Banca Intesa
Morocco
Crédit du Maroc
Saudi Arabia
BSF
Egypt
Calyon Bank Egypt
Cameroon
CL Cameroun
Senegal
CLS
Yemen
Calyon Yemen
Congo
CL Congo
Djibouti
Banque Indosuez Mer Rouge
Ivory Coast
SIB
Gabon
UGB
Madagascar
BNI
Chile
Banco del Desarrollo
Uruguay
Credit Uruguay Banco
Subsidiaries
Equity stakes
Non-consolidated holdings

CRÉDIT AGRICOLE S.A.

International business line development projet

Italy: the Crédit Agricole Group's second biggest market

- ✓ **The Group has been present in Italy since 1990, initially through a stake in Banco Ambrosiano Veneto. Intesa was created in 1998.**
- ✓ **Holding of 17% of the shareholding in the framework of a shareholder pact which was renewed on 15 April 2005 for three years.**
- ✓ **Influence on governance: 5 Crédit Agricole Directors on the Board and 1 on the Executive Committee.**
- ✓ **Contribution to earnings: €290m to end-September 2005**
- ✓ **Partnerships**
  - **Agos (Consumer credit), 51%-owned by Sofinco.**
    2nd largest company in Italian market, with 8.4% market share. NBI of €267m in 2004
  - **Nextra (Asset management), 65%-owned by CAAM (deal being completed)**
    2nd largest company in Italian market. €100bn AUMM and €210m NBI in 2004.
  - **Intesa Renting (long-term rental), 35%-owned by Crédit Agricole Leasing.**
    Positioned in the small fleet (SME) and private individual segments
  - **Intesa Mediofactoring (factoring).** First cooperation agreement concluded in July 2005 with Eurofactor for cross-introduction of clients in Europe.

CRÉDIT AGRICOLE S.A.

International business line development projet

Strong increase in the contribution from Banca Intesa

✓Earnings contribution to Crédit Agricole S.A.

€m	2003	2004	9M-05
	115*	**304**	**290**

✓Contribution/cumulative investment



3.2%
7.6%
11.9%
2003
2004
2005**

* Annualised

- **Total Assets: €264.1bn**
- **Shareholders' equity: €15.4bn**
- **Customer loans: €158.8bn**
- **Customer deposits: €178.7bn**
- **Headcount: 57,628**
- **Net income: €1.8bn to end-September**
- **Market share (end-2004):**
  9.7% by number of branches
  12.5% of lending
  13.2% of deposits

* In French GAAP
** Annualised

CRÉDIT AGRICOLE S.A.

International business line development projet

Portugal: build on our partnerships with the Espirito Santo group

- ✓ Presence in the Espirito Santo group since its privatisation in 1991. Control of the bank and insurance companies, alongside the Espirito Santo family, through two dedicated holding companies.
- ✓ Influence on governance: 5 Crédit Agricole Directors on the Board and 1 on the Executive Commission.
- ✓ Contribution to earnings: €44m to end-September 2005
- ✓ Partnerships:
  - Insurance: strengthen existing partnerships (life and non-life bancassurance)
  - Consumer credit: in Portugal we have 17.3% of the consumer credit market. Credibom is now a wholly-owned subsidiary of Sofinco

International business line development projet

Greece: The state of play

- ✓ **A presence since 7 December 2000 as a shareholder in Emporiki Bank (Greek commercial bank).**
- ✓ **Partnerships**
  - Emporiki is controlled, directly or indirectly, by the Greek government, which is seeking to withdraw. Any eventual increase in Crédit Agricole S.A.'s holding will depend on a settlement of the question of the pension fund for the bank's employees, which is now under process, and the valuation of the company.
  - Two partnerships:
    - Emporiki Life, a 50/50 JV with Predica in bancassurance
    - Emporiki Credicom, a 50/50 JV with Sofinco in consumer credit

International business line development projet

Eastern Europe

✓ Poland

Crédit Agricole S.A. has acquired two groups, Lukas (consumer credit and banking services) and EFL (leasing) in 2000 and 2002 respectively. Both are now wholly-owned.

2005: Desire to expand in retail banking through an individualisation of this business area and its separation from consumer credit.

Lukas currently has 110 bank branches across the country.

✓ Serbia

Crédit Agricole S.A. acquired 71% of Meridian Bank in May 2005.

The aim is to become one of the leaders in the Serbian financial services market, and particularly in retail banking. Several projects are already underway, including ones in insurance and leasing.

International business line development projet

Africa, Middle East

✓ **Morocco**

Crédit Agricole has a strong position in Morocco, in several business-lines, through the majority control of Crédit du Maroc, and through partnership with Attijari Wafa, the country's largest bank

✓ **Africa**

The group is present in seven countries of French-speaking Africa

✓ **Middle East**

In Saudi Arabia, with Bank Al Saudi Al Fransi, and in Egypt, with Calyon Bank, a growth of retail banking activities and other group businesses

Retail banking in France - Brand Strategy

Jacques Lenormand

CRÉDIT AGRICOLE S.A.

Retail banking in France

LE CRÉDIT LYONNAIS

Indicators as at 30 September 2005

Headcount: 90,000 employees

ROE: 22.9%

Allocated capital *



23.3%

Pre-tax income on ordinary activities*



26.5%

* In % of the business lines. Pre-tax income on ordinary activities before integration-related costs and goodwill impairment.

Two ‘different’ and ‘differentiated’ banks

AND

LE CRÉDIT LYONNAIS

LONG-STANDING RELATIONS change your life

ASK MORE of your MONEY

WHY?

… and

why not

just one brand?

Creating additional value

✓'Retail' banking strategy in France

- CA and LCL …

… two 'different' and 'differentiated' banks to create 'additional' value on the French market

> **'Joining forces industrially while maintaining their own commercial identity'**

Joining forces while maintaining their own identity

Cost advantages

✓ **Joining forces industrially**

- **Around shared specialised business lines**
- **Around shared production centres**
- **Around shared purchasing policies**

'Two birds with one stone'

✓ **While maintaining their own commercial identity**

- **Because the two banks are different**
- **Because they have two specific strategies**
- **Because this creates additional value**

To create additional value

✓Two 'different' and 'differentiated' banks to create 'additional' value on the French market

- **CA and LCL, two 'different' banks:**
  - … different customers,
  - … different competitors.

- **CA and LCL, two 'differentiated' banks in terms of:**
  - … specific growth challenges
  - … specific positionings

- **CA and LCL, two 'different' and 'differentiated' banks to create 'additional' value**
  - … convincing 2005 results
  - … growth targets for 2008

Different banks

CA and LCL, two 'different' banks with:

- … different customers,
- … different competitors.

✓ with 'different' customers

- **… different overall profiles in terms of banking relations**
- **… specific profiles, even different**
  - In urban areas
  - Among the young
  - Among the higher socio-professional categories
- **… shared customers**
  - Few shared customers
  - These customers are highly typical

CRÉDIT AGRICOLE S.A.

Different customers in terms of banking relations


Crédit Mutuel
CIC
Banque Populaire
La poste
Caisse d épargne
Other
Crédit du nord
Banque à distance
BNP Paribas
Caïxa
Société Générale
ZeBank/ EGG
CCF
-100%
-75%
-50%
-25%
0%
25%
50%
LCL customers
vs
CA customers

CA and LCL, two 'different' banks with:

- … different customers,
- … different competitors.

✓ **different customer bases in customers having accounts with several banks**

- **For CA customers, Crédit Mutuel, La Poste, Banques Populaires and Caisses d'Epargne are overrepresented in relation to LCL customers**
- **For LCL customers, Société Générale, BNPP and CCF are overrepresented in relation to CA customers**

Source: Atos Consulting, Customer profiles 2004 Acxiom – 240,592 CA customers / 58,694 LCL customers

CRÉDIT AGRICOLE S.A.

Different customers in terms of banking relations



Groupama/Gan
ACM
Aviva
Mortgages
PEL
Savings accounts
Life insurance
Equities/bonds
Macif
Maif
Sicav
Consumer credit
GMF
Matmut
Premier cards
-150%
-100%
-50%
0%
50%
100%
LCL customers
vs
CA customers

CA and LCL, two 'different' banks with:

- … different customers,
- … different competitors.

✓ **different customers with financial and insurance products**

- **For CA customers,**
  - regulated savings products,
  - mortgages and home improvement loans
  - Groupama/Gan and ACM

  are overrepresented in relation to LCL customers
- **For LCL customers,**
  - Premier cards,
  - off-balance sheet savings products,
  - consumer credit,
  - GMF, Macif and MAIF

  are overrepresented in relation to CA customers

Source: Atos Consulting, Customer profiles 2004 Acxiom – 240,592 CA customers / 58,694 LCL customers

CRÉDIT AGRICOLE S.A.

Different customers even in competitive markets

CA and LCL, two 'different' banks with:

- … different customers,
- … different competitors.

✓CA and LCL, two 'different' banks with different customers

- **… even in highly competitive markets, the growth 'reservoirs' for banks, namely:**
  - Urban areas,
  - Young people,
  - Higher socio-professional categories

Different customers even in competitive markets

CA and LCL, two 'different' banks with:

- … different customers,
- … different competitors.

	In urban areas	Among the young (18-34 years)	Among the higher Socio-professional categories
CA	▪ younger, ▪ more recently moved into city areas, ▪ lower incomes	▪ more students ▪ more technical and vocational courses ▪ more leisure activities: football, television	▪ more self-employed (traders) ▪ fewer graduates
LCL	▪ older, ▪ wealthier and with a more diversified financial portfolio	▪ more graduates, ▪ more married couples with one child, ▪ more cultural leisure activities	▪ older, ▪ wealthier ▪ more highly qualified

Different banks

CA and LCL, two 'different' banks with:

- … different customers,
- … different competitors.

✓ **with 'different' customers**

- **… Different overall profiles in terms of banking relations**

- **Even in growth 'reservoirs'**
  - In urban areas
  - Among the young
  - Among the higher socio-professional categories

- **With few shared customers**
  - Who are highly typical customers

Few shared customers

CA and LCL, two 'different' banks with:

- … different customers,
- … different competitors.

✓Few shared customers

- **1.7% of CA + LCL customers belong to both banks**
- **The proportion is decreasing**



% of customers of both CA and CL
2.50%
2.00%
1.50%
1.00%
0.50%
0.00%
2.30%
1.90%
1.70%
2003
2004
2005

Sources: Atos Consulting, BOC 2003 base 11,004 customers, Operbac 2004 base 8,038 customers, BOC 2005 base 7,460 customers

Highly typical shared customers

CA and LCL, two 'different' banks with:

- … different customers,
- … different competitors.

✓Highly typical customers

- **Wealthier families, with more second homes, more holidays abroad …**



CA customers
Shared customers
20% of shared CA/LCL customers have second homes vs. 10% for the average CA customer
50%
45%
40%
35%
30%
25%
20%
15%
10%
5%
0%
Paris
CSP+
Second home
Two cars
Holidays abroad
Premier card
Unit trusts
Equities Bonds
Life insurance

Sources: Atos Consulting, Acxiom Profils 2004

Different banks

CA and LCL, two 'different' banks with:

- … different customers,
- … different competitors.

✓ With 'different' competitors

- **The two banks do not win their customers 'at the other's expense'**
  - CA ⟷ La Poste and Caisses d'Epargne
  - LCL ⟷ BNPP and Société Générale

- **Creating a single brand would have required the 'streamlining' of networks, which would DESTROY VALUE**

… different in terms of bank account changes

CA and LCL, two 'different' banks with:

- … different customers,
- … different competitors.

✓In terms of relative market share

- CA attracts more customers from Caisses d'Epargne, Crédit Mutuel and La Poste
- CA customers also switch to these three providers

CA customer wins
(sample 2,214 households)



2.0
1.5
1.0
0.5
0.0
1.4
1.1
1.1
1.1
1.1
0.9
0.9
CE
LP
CM
LCL
BP
BNPP
SG

CA customer losses
(sample 2,827 households)



2.0
1.5
1.0
0.5
0.0
1.8
1.4
1.2
1.1
0.9
0.9
0.9
LP
CE
CM
BP
LCL
SG
BNPP

Sources: Atos Consulting / Acxiom survey / Analysis in terms of relative market share
Customers having declared change of main bank account between 2004 and 2005

… different in terms of bank account changes

CA and LCL, two 'different' banks with:

- … different customers,
- … different competitors.

✓In terms of relative market share

- LCL attracts more customers from Banques Populaires, BNPP and SG, and fewer customers from CA
- Meanwhile, fewer LCL customers switch to CA

LCL customer wins
(sample 687 households)


2.0
1.5
1.0
0.5
0.0
1.3
1.1
1.0
1.0
1.0
1.0
0.6
BP
BNPP
LP
SG
CE
CA
CM

LCL customer losses
(sample 1,023 households)


2,0
1,5
1,0
0,5
0,0
1.6
1.3
1.1
1.0
0.9
0.8
0.7
LP
SG
CE
BNPP
BP
CM
CA

Sources: Atos Consulting / Acxiom survey / Analysis in terms of relative market share

Customers having declared change of main bank account between 2004 and 2005

‘Differentiated’ banks

CA and LCL, two ‘differentiated’ banks in terms of:

- … specific growth challenges,
- … specific positionings

✓Two ‘different’ and ‘differentiated’ banks to create ‘additional’ value on the French market

- **CA and LCL, two ‘different’ banks with**
  - … different customers,
  - … different competitors.

- **CA and LCL, two ‘differentiated’ banks in terms of**
  - … specific growth challenges,
  - … specific positionings.

‘Differentiated’ banks

CA and LCL, two ‘differentiated’ banks in terms of:

- … specific growth challenges,
- … specific positionings


Mass market
Segmented market
Positioning
Local service
Relations
Positioning
Offering
Service
LA POSTE
CAISSE D'EPARGNE
Crédit Mutuel
BANQUE POPULAIRE
C C
BANQUE
BNP PARIBAS
GENERALE
LCL

‘Differentiated’ banks

CA and LCL, two ‘differentiated’ banks in terms of:

- … specific growth challenges,
- … specific positionings



Market share in net current account openings
30%
25%
20%
15%
10%
5%
0
Crédit Mutuel
CIC
BANQUE POPULAIRE
BNP PARIBAS
LA POSTE
LCL
0
5%
10%
15%
20%
25%
30%
Commercial market share

Sources: Bank declarations, excluding Banques Populaires (estimates)

‘Differentiated’ banks

CA and LCL, two ‘differentiated’ banks in terms of:

- … specific growth challenges,
- … specific positionings



IMAGE
+
IMAGE
-
ATTRACTIVENESS
-
ATTRACTIVENESS
+
Challenges:
To be a reference
Δ+ growth drivers
Δ- risk of standardisation
Challenges:
Recreating preference
Δ- customer attrition
Δ + attractiveness of non-customers
CL

‘Differentiated’ banks



IMAGE +
Challenges
Δ+ growth drivers
Δ- risk of standardisation
ATTRACTIVENESS +

CA and LCL, two ‘differentiated’ banks in terms of:

- … specific growth challenges,
- … specific positionings

To be the REFERENCE for ‘the new banking consumer’

and to invent the accompanying GROWTH



The ‘dual’ consumer
SERVICES ‘bought’
SELF SERVICE
Tel, Internet, Call centre
L’autre carte
BASIC PRODUCTS
PRODUCTS essential services
Bonus Gold
COMPLETE PRODUCTS
PRODUCTS added services
RELATIONS
Branches, Service platform
SERVICES ‘sold’

CRÉDIT AGRICOLE S.A.

Via specific positionings

To be the 'REFERENCE'
for 'the new banking consumer'

and INVENT the accompanying GROWTH

Commitment to banking relations

- ***'Long-standing relations change your life'***
  - New positioning based on two key values:

RESPECT: allowing the customer to make the right choices (no more, no less) at the right time (not before, not after) at the right price (not too much, not too little)

RECOGNITION: gestures to show recognition, based on customers' life trajectories …

» In everyday life
» At key *moments*



Respect granted to the customer
Right choices, right time, right price
NEW RANGE
L'autre Carte
Bonus Gold
In everyday life
Durable relations
At key moments
NEW SERVICES
Good Loc
Avance coup dur
Gestures to show recognition
Recognition granted to the customer

CRÉDIT AGRICOLE S.A.

'Differentiated' banks

ATTRACTIVENESS -

Challenges

Δ- customer attrition
Δ + attractiveness of non-customers

IMAGE -

CA and LCL, two 'differentiated' banks in terms of:

- … specific growth challenges,
- … specific positionings

Recreating PREFERENCE through a consumer-focused contract

To WIN NEW CUSTOMERS

- **LCL has to 'prove' that Crédit Lyonnais has changed**
  - LCL targets customers
    … WHO DEMAND MORE
    … WHO WANT PROOF

Proving LCL's efficiency
= Submitting products and services to the customer torture test

PREFERENCE for difference

ASK 'more' of LCL for your money

LCL commits
2 days
2 weeks

Or LCL pays
200 euros

PUT LCL TO THE TEST and you will give it your PREFERENCE

Through specific positionings

Recreating PREFERENCE
through a consumer-focused contract

To WIN NEW CUSTOMERS

- **The slogan '*Ask more of your money*' applies on two levels**
  - In terms of products and services
    2 days, 2 weeks or €200 for mortgages
    Cheque book + card in 6 days or €100
  - In terms of behaviour
    Delays in handling a request, …
    … LCL uses customer capital, which acts as a 'kitty'

→ **'Repositioned' marketing**

A consumer-focused contract


More commitments as soon as relations begin
2 days
2 weeks
Delays
In products and services
Ask more of your money
In behaviour
Or €200
Customer capital
More 'contractual' results
Or LCL pays out

Through specific positionings

CA and LCL, two 'differentiated' banks in terms of:

- … specific growth challenges,
- … specific positionings

- **The two banks opt for the same customer strategy but with different promises**



Rational discourse
Recreating PREFERENCE through … a consumer-focused contract
LCL
'Ask more of your money'
Corporate values
Customer values
CL
«Who can do without a good bank»
«Imagination in the right direction»
« Long-standing relations change your life »
Commitment to customer relations … to be the REFERENCE
Relations-based discourse

To create commercial value

- … specific growth challenges,
- … specific positionings,
- … convincing results

LCL → Recreating 'marketing' PREFERENCE

A 'known' brand

- **LCL spontaneously cited by 37%**
- **LCL + CL cited by 63%** (vs. 51% for CL in July 2005)

A 'liked' brand

- **61% like the advertising campaign (vs 51% CL)**
- **63% are in favour of the change**
  - 23% no opinion
  - 14% not in favour

A 'chosen' brand

- **31% encouraged to buy LCL products**
  (% of people 'encouraged' to buy after seeing advertising)
  - **vs. 21% for CL in July 2005**
  - **vs. 8% Ipsos standard**

Sources: Sofres Oct/Nov 2005

In order to create business value

- … differentiated development goals
- … different market positions
- … conclusive results

LCL → Re-create the « business » PREFERENCE

- **Business Activity Results**

		Δ March 05/04	Δ June 05/04	Δ Sept. 05/04
Loans	Outstanding	+ 6.2%	+ 6.6%	+ 8.9%
Home Finance	Outstanding	+ 9.0%	+ 9.4%	+ 12.1%
	Origination	- 5.3%	+ 9.0%	+ 28.7%
Loans to small professionals	Outstanding	+ 2.5%	+ 4.3%	+ 5.5%
SMEs	Outstanding	+ 3.2%	+ 3.5%	+ 6.7%
Deposit-taking	Outstanding	+ 5.9%	+ 5.9%	+ 6.9%
Number of Individual current accounts	Change since 31 December, 2004	+ 0.3% 14,796	+ 0.3% 13,567	+ 1.0% 43,748

To create commercial value

- … specific growth challenges,
- … specific positionings,
- … convincing results

To be the REFERENCE for the 'dual' consumer

To establish a new positioning

- **The campaign shows that:**
  - CA innovates
  - CA supports its customers at key times of their life
  - CA offers the right product at the right time
  - CA supports its customers through good and bad times

	TOTAL	15-35 yrs
CA innovates	67%	71%
CA supports its customers at key times of their life	78%	84%
CA offers the right product at the right time	73%	76%
CA supports its customers through good and bad times	71%	75%

Sources: Ipsos

In order to create business value

- … differentiated development goals
- … different market positions
- … conclusive results

To be the REFERENCE for the « dual » consumer

▪ Business activity results

		Δ March 05/04	Δ June 05/04	Δ Sept 05/04
Loans	Outstanding	+ 8.7%	+ 8.9%	+ 9.6%
Home Finance	Outstanding	+ 12.7%	+ 12.9%	+ 13.9%
	Origination	+ 12.9%	+ 16.8%	+ 19.4%
Loans to small professionals	Outstanding	+ 3.6%	+ 4.0%	+ 3.7%
SMEs	Outstanding	+ 5.0%	+ 6.5%	+ 10.8%
Deposit-taking	Outstanding	+ 6.9%	+ 6.9%	+ 7.7%

To create commercial value

✓Growth targets for 2008

2008 targets

Crédit Agricole	LCL
2008 **+ 400,000 net current accounts/year**	2008 **+ 100,000 net current accounts/year**

One group, two different banks

- **One group, two different banks**
  - ‘Our DIFFERENCES will make us STAND OUT in the French market’

    … enabling us to expand further

Crédit Agricole S.A.
2006-2008

Georges Pauget
Chief Executive Officer

CRÉDIT
AGRICOLE S.A.

Contents

Analysis

✓ 2003 – 2005: successful integration of Crédit Lyonnais

- A simple, effective model: two networks, one subsidiary per product
- Synergies focused on product subsidiaries
- Operating and financial targets met

✓ Crédit Agricole S.A. in 2005:

- A solid group
- Rapid growth in profitability
- Strong cash generation

Analysis

Two challenges for the future:

✓ Step up organic growth in France

- The Group is market leader in retail banking
- Its positions are under attack
- It is not capitalising fully on its size

✓ Develop the Group's international dimension

- The Group already has a strong international presence
- It has the people and the financial resources to strengthen that presence

Contents

Financial targets for 2006-2008

✓ **Brisk pace of organic growth**

✓ **External growth €5 billion (baseline scenario)**

- Self-financed
- Focus outside France
- Meeting stringent financial criteria

✓ **Stable risk profile: Around two-thirds of capital allocated to retail banking and related activities**

✓ **Dividend payout ratio of at least 30-35%**

Financial targets for 2006-2008

NBI CAGR for 2006 to 2008	**+ 10%**
International NBI/total NBI	**50% *** (versus 35% in 2005)
Cost-income ratio	**reduction of 1.5 points p.a.**
EPS CAGR for 2006 to 2008	**+ 10%**

* Management data per country of origination

N.B. These targets are based on the implementation of the baseline scenario of investment outside France. The growth figures refer to 2005 figures as estimated by the analyst consensus at end-November 2005

CRÉDIT AGRICOLE S.A.

Contents

✓**Analysis**

✓**Financial targets for 2006-2008**

✓**Sources of value creation**

✓**Conclusion**

Sources of value creation in France

Value creation through brand differentiation

- New positioning: lasting relationship versus a consumer-based approach
- Strong growth envisaged in account openings
- Appointment of a strategic development plan manager in France, responsible for marketing and communications (Jacques Lenormand)

Creating value through the corporate development plan

- Drive to create value by pooling the Regional Banks' and LCL's approaches and resources: second phase after the integration of Crédit Lyonnais
- Drive to achieve consistency and scale up processes as part of a pragmatic approach
- Appointment of a Group corporate development manager (Patrick Gallet)

Sources of value creation outside France

The state of banking consolidation in Europe

- A consolidation process still at inception
- Several deals implemented in the past year
- No clear trend, but transactions which respond to individual rationale

Varied rationale of cross-border deals

- Transfer of know-how, of IT systems, of marketing policies (Santander/Abbey National)
- Regional approach (Unicredito/HVB)

Sources of value creation outside France

Creating value by accessing distribution networks

- Customer-focused approach
- Expansion in cross-selling
- Efficient sales and marketing
- Information systems

Creating value by product platforms

- Transfer of expertise
- Broader product offering and faster business growth
- Economies of scale

Sources of value creation outside France

Resource allocation outside France

- Baseline scenario: €5 billion to be invested outside France from 2006 to 2008
- Appointment of an international development project manager (J.F. de Leusse)

Pragmatic approach

- Priority on investment in Europe and neighbouring countries for retail banking specialised financial services and insurance
- International growth for asset management and corporate and investment bank
- Investments providing access to distribution networks and/or acquisition of a product platform
- Stringent management and financial feasibility criteria

Sources of value creation in the core businesses

Corporate and investment banking

- Efficiency improvements and asset reallocation
- Expansion of the institutional client base
- Focus on capital markets and structured financing
- Faster pace of growth outside France

Specialised financial services

- Consumer finance: target of leadership in Europe
- Factoring: goal of becoming the market leader in Europe
- Lease-finance: extend leadership in France, build an international presence

Sources of value creation in the core businesses

Asset management and securities

- Support of the Group in its customer development
- Focus on distribution partnerships
- Strengthening of competence and leadership in innovative products

Insurance

- Pacifica: expansion in market share
- Predica: faster pace of growth
- Development of partnerships outside France

Sources of value creation in the core businesses

International retail banking

- Priority to growing in Europe
- Expand partnership agreements in Italy and Portugal
- Emporiki: increased participation conditioned by solving the pension funds issue and dependent upon price
- Growth potential in strong growth countries close to Europe

Private banking

- A major actor in each market where we are present
- Focused acquisitions
- Strengthening of the international network

CRÉDIT AGRICOLE S.A.

Contents

CRÉDIT AGRICOLE S.A.

Conclusion

- ✓ A group resolutely oriented towards organic growth and international expansion
- ✓ Objectives of sustainable, profitable growth
- ✓ Value creation objectives

Crédit Agricole S.A.
File No. 82-34771

Exhibit 3.3A

AMF publication listing declaration by Crédit Agricole regarding transactions in its own shares

December 6, 2005

Please see attached English language translation.

Crédit Agricole S.A.
File No. 82-34771

Exhibit 3.3A

English translation from French

Crédit Agricole S.A. AMF Notice published December 6, 2005

NAME OF ISSUING COMPANY: **CREDIT AGRICOLE SA**

DECLARATION OF TRANSACTIONS IN ITS OWN SHARES BETWEEN 11/08/2005 AND 12/02/2005

date of transaction	number of shares	weighted average price	amount
sale on 11/08/2005	28,999	25.53	740,344.47
sale on 11/23/2005	10,313	25.80	266,075.40
sale on 11/28/2005	11,404	25.69	292,968.76
sale on 11/30/2005	2,344	25.65	60,123.60
sale on 12/02/2005	1,007	25.86	26,041.02
	49,346	24.40	**1,203,888.04**

Crédit Agricole S.A.
File No. 82-34771

Exhibit 3.3B

AMF publication listing declaration by Crédit Agricole
regarding transactions in its own shares

December 14, 2005

Please see attached English language translation.

Crédit Agricole S.A.
File No. 82-34771

Exhibit 3.3B

English translation from French

Crédit Agricole S.A. AMF Notice published December 14, 2005

NAME OF ISSUING COMPANY: **CREDIT AGRICOLE SA**

DECLARATION OF TRANSACTIONS IN ITS OWN SHARES BETWEEN 12/06/2005 AND 12/07/2005

date of transaction	number of shares	weighted average price	amount
sale on 12/06/2005	7,805	26.68	208,237.40
sale on 12/07/2005	2,930	26.87	78,729.10
	10,735	26.73	286,966.50

Crédit Agricole S.A.
File No. 82-34771

Exhibit 3.3C

AMF publication listing declaration by Crédit Agricole
regarding transactions in its own shares

December 20, 2005

Please see attached English language translation.

Crédit Agricole S.A.
File No. 82-34771

Exhibit 3.3C

English translation from French

Crédit Agricole S.A. AMF Notice published December 20, 2005

NAME OF ISSUING COMPANY: **CREDIT AGRICOLE SA**

DECLARATION OF TRANSACTIONS IN ITS OWN SHARES BETWEEN 12/12/2005 AND 12/16/2005

date of transaction	number of shares	weighted average price	amount
sale on 12/12/2005	8,140	27.09	220,512.60
sale on 12/13/2005	25,279	26.80	677,477.20
sale on 12/15/2005	1,758	26.44	46,481.52
sale on 12/16/2005	1,406	26.51	37,273.06
	36,583	26.84	981,744.38

Crédit Agricole S.A.
File No. 82-34771

Exhibit 3.3D

AMF publication listing declaration by Crédit Agricole regarding transactions in its own shares

December 28, 2005

Please see attached English language translation.

Crédit Agricole S.A.
File No. 82-34771

Exhibit 3.3D

English translation from French

Crédit Agricole S.A. AMF Notice published December 28, 2005

NAME OF ISSUING COMPANY: **CREDIT AGRICOLE SA**

DECLARATION OF TRANSACTIONS IN ITS OWN SHARES BETWEEN 12/20/2005 AND 12/22/2005

date of transaction	number of shares	weighted average price	amount
sale on 12/20/2005	4,375	26.69	116,768.75
sale on 12/22/2005	8,041	27.18	218,554.38
	12,416	27.01	335,323.13